Exhibit 99.2

TELUS CORPORATION

Management’s discussion and analysis

2025 Q3

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Caution regarding forward-looking statements

The terms TELUS, the Company, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

This document contains forward-looking statements about expected events and our financial and operating performance. Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our expectations regarding trends in the telecommunications industry (including demand for data and ongoing subscriber base growth), and our financing plans (including our multi-year dividend growth program). Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will. These statements are made pursuant to the “safe harbour” provisions of applicable securities laws in Canada and the United States Private Securities Litigation Reform Act of 1995.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or other events may differ materially from expectations expressed in, or implied by, the forward-looking statements.

These risks and the assumptions underlying our forward-looking statements are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2024 annual Management’s discussion and analysis (MD&A). Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect the Company, or of our assumptions. Updates to the assumptions on which our 2025 outlook is based are presented in Section 9 Update to general trends, outlook and assumptions, and regulatory developments and proceedings in this MD&A.

Risks and uncertainties that could cause actual performance or other events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•	Regulatory matters. We operate in a number of highly regulated industries and are therefore subject to a wide variety of laws and regulations domestically and internationally. Policies and approaches advanced by elected officials and regulatory decisions, reviews and other government activity may have strategic, operational and/or financial impacts (including on revenue and free cash flow).

Risks and uncertainties include:

o	potential changes to our regulatory regime or the outcomes of proceedings, cases or inquiries relating to its application, including, but not limited to, those set out in Section 9.1 Communications industry regulatory developments and proceedings in this MD&A;

o	our ability to comply with complex and changing regulation of the healthcare, virtual care and medical devices industries in the jurisdictions in which we operate, including as an operator of health clinics; and

o	our ability to comply with, or facilitate our clients’ compliance with, numerous, complex and sometimes conflicting legal regimes, both domestically and internationally.

•	Competitive environment. Competitor expansion, activity and intensity (pricing, including discounting, bundling), as well as non-traditional competition, disruptive technology and disintermediation, may alter the nature of the markets in which we compete and impact our market share and financial results (including revenue and free cash flow). TELUS Health, TELUS Digital and TELUS Agriculture & Consumer Goods also face intense competition in their respective different markets.

•	Technology. Consumer adoption of alternative technologies and changing customer expectations have the potential to impact our revenue streams and customer churn rates.

Risks and uncertainties include:

o	disruptive technologies, including software-defined networks in the business market, that may displace or cause us to reprice our existing data services, and self-installed technology solutions;

o	any failure to innovate, maintain technological advantages or respond effectively and in a timely manner to changes in technology;

o	the roll-out, anticipated benefits and efficiencies, and ongoing evolution of wireless broadband technologies and systems;

o	our reliance on wireless network access agreements, which have facilitated our deployment of mobile technologies;

o	our expected long-term need to acquire additional spectrum through future spectrum auctions and from third parties to meet growing demand for data, and our ability to utilize spectrum we acquire;

o	deployment and operation of new fixed broadband network technologies at a reasonable cost and the availability and success of new products and services to be rolled out using such network technologies; and

o	our deployment of self-learning tools and automation, which may change the way we interact with customers.

•	Security and data protection. Our ability to detect and identify potential threats and vulnerabilities depends on the effectiveness of our security controls in protecting our infrastructure and operating environment, and our timeliness in responding to attacks and restoring business operations. A successful attack may impede the operations of our network or lead to the unauthorized access to, interception, destruction, use or dissemination of, customer, team member or business information.

•	Generative AI (GenAI). GenAI exposes us to numerous risks, including risks related to operational reliability, responsible AI usage, data privacy and cybersecurity, the possibility that our use of AI may generate inaccurate or inappropriate content or create negative perceptions among customers, the risk that we may not develop and adopt AI technologies effectively and could fail to achieve improved efficiency through our use of GenAI or that the use of AI could reduce demand for our services, and that regulation could affect future implementation of AI.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	Climate and the environment. Natural disasters, pandemics, disruptive events and climate change may impact our operations, customer satisfaction and team member experience.

Our goals to achieve carbon neutrality and reduce our greenhouse gas (GHG) emissions in our operations are subject to our ability to identify, procure and implement solutions that reduce energy consumption and adopt cleaner sources of energy, our ability to identify and make suitable investments in renewable energy, including in the form of virtual power purchase agreements, and our ability to continue to realize significant absolute reductions in energy use and the resulting GHG emissions from our operations.

•	Operational performance and business combination, including TELUS Digital privatization. Investments and acquisitions present opportunities to expand our operational scope, but may expose us to new risks. We may be unsuccessful in gaining market traction/share or in integrating acquisitions into our operations within expected timelines or at all, we may not realize the expected benefits of acquisitions, and integration efforts may divert resources from other priorities. There is no assurance that we will realize any or all of the anticipated benefits of the privatization of TELUS International (Cda) Inc. in the timeframe anticipated or at expected cost levels, that we will be able to drive cross-selling opportunities, or that our estimates and expectations in relation to future economic and business conditions and the resulting impact on growth and various financial metrics will provide to be accurate.

Risks relating to operational performance include:

o	our reliance on third-party cloud-based computing services to deliver our IT services; and

o	economic, political and other risks associated with doing business globally (including war and other geopolitical developments).

•	Our systems and processes. Systems and technology innovation, maintenance and management may impact our IT systems and network reliability, as well as our operating costs.

Risks and uncertainties include:

o	our ability to maintain customer service and operate our network in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause network outages;

o	technical disruptions and infrastructure breakdowns;

o	delays and rising costs, including as a result of government restrictions or trade actions; and

o	the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•	Our team. The rapidly evolving and highly competitive nature of our markets and operating environment, along with the globalization and evolving demographic profile of our workforce, and the effectiveness of our internal training, development, succession and health and well-being programs, may impact our ability to attract, develop and retain team members with the skills required to meet the changing needs of our customers and our business. Team members may face greater mental health challenges associated with the significant change initiatives at the organization, which may result in the loss of key team members through short-term and long-term disability. Integration of international business acquisitions and concurrent integration activities may impact operational efficiency, organizational culture and engagement.

•	Suppliers. We may be impacted by supply chain disruptions and lack of resiliency in relation to global or local events. Dependence on a single supplier for products, components, service delivery or support may impact our ability to efficiently meet constantly changing and rising customer expectations while maintaining quality of service. Our suppliers’ ability to maintain and service their product lines could affect the success of upgrades to, and evolution of, technology that we offer.

•	Real estate matters. Real estate investments are exposed to possible financing risks and uncertainty related to future demand, occupancy and rental rates, especially following the pandemic. Future real estate developments may not be completed on budget or on time and may not obtain lease commitments as planned.

•	Financing, debt and dividends. Our ability to access funding at optimal pricing may be impacted by general market conditions and changing assessments in the fixed-income and equity capital markets regarding our ability to generate sufficient future cash flow to service our debt. Failure to complete planned deleveraging initiatives or to achieve the anticipated benefits of those initiatives could increase our cost of capital. Our current intention to pay dividends to shareholders could constrain our ability to invest in our operations to support future growth.

Risks and uncertainties include:

o	our ability to use equity as a form of consideration in business acquisitions is impacted by stock market valuations of TELUS Common Shares;

o	our capital expenditure levels and potential outlays for spectrum licences in auctions or purchases from third parties affect and are affected by: our broadband initiatives; our ongoing deployment of newer mobile technologies; investments in network technology required to comply with laws and regulations relating to the security of cyber systems, including bans on the products and services of certain vendors; investments in network resiliency and reliability; the allocation of resources to acquisitions and future spectrum auctions held by Innovation, Science and Economic Development Canada (ISED). Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results or if there are changes to our regulatory environment; and

o	lower than planned free cash flow could constrain our ability to invest in operations, reduce leverage or return capital to shareholders. Quarterly dividend decisions are made by our Board of Directors based on our financial position and outlook. There can be no assurance that our dividend growth program will be maintained through 2028 or renewed.

•	Tax matters. Complexity of domestic and foreign tax laws, regulations and reporting requirements that apply to TELUS and our international operating subsidiaries may impact financial results. International acquisitions and expansion of operations heighten our exposure to multiple forms of taxation.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	The economy. Changing global economic conditions, including a potential recession and alternating expectations about inflation, as well as our effectiveness in monitoring and revising growth assumptions and contingency plans, may impact the achievement of our corporate objectives, our financial results (including free cash flow), and our defined benefit pension plans. Geopolitical uncertainties and potential tariffs or non-tariff trade actions present a risk of recession and may cause customers to reduce or delay discretionary spending, impacting new service purchases or volumes of use, and consider substitution by lower-priced alternatives.

•	Litigation and legal matters. Complexity of, and compliance with, laws, regulations, commitments and expectations may have a financial and reputational impact.

Risks include:

o	our ability to defend against existing and potential claims or our ability to negotiate and exercise indemnity rights or other protections in respect of such claims; and

o	the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

Additional risks and uncertainties that are not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations, and are based on our assumptions, as at the date of this document and are subject to change after this date. We disclaim any intention or obligation to update or revise any forward-looking statements except as required by law.

This cautionary statement qualifies all of the forward-looking statements in this MD&A.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Management’s discussion and analysis (MD&A)

November 7, 2025

Contents

Section		Page	Subsection
1.	Introduction	6	1.1 Preparation of the MD&A
		6	1.2 The environment in which we operate
		8	1.3 Consolidated highlights
2.	Core business and strategy	12
3.	Corporate priorities for 2025	12
4.	Capabilities	14	4.1 Principal markets addressed and competition
		14	4.2 Operational resources
		15	4.3 Liquidity and capital resources
		16	4.4 Changes in internal control over financial reporting and limitations on scope of design
5.	Discussion of operations	17	5.1 General
		18	5.2 Summary of consolidated quarterly results and trends
		19	5.3 Consolidated operations
		24	5.4 TELUS technology solutions segment
		29	5.5 TELUS health segment
		32	5.6 TELUS digital experience segment
6.	Changes in financial position	36
7.	Liquidity and capital resources	37	7.1 Overview
		38	7.2 Cash provided by operating activities
		39	7.3 Cash used by investing activities
		41	7.4 Cash used by financing activities
		42	7.5 Liquidity and capital resource measures
		44	7.6 Credit facilities
		45	7.7 Short-term borrowings
		45	7.8 Credit ratings
		45	7.9 Financial instruments, commitments and contingent liabilities
		46	7.10 Outstanding share information
		46	7.11 Transactions between related parties
8.	Accounting matters	46	8.1 Critical accounting estimates and judgments
		47	8.2 Accounting policy developments
9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings	47	9.1 Communications industry regulatory developments and proceedings
10.	Risks and risk management	52
11.	Definitions and reconciliations	52	11.1 Non-GAAP and other specified financial measures
		59	11.2 Operating indicators

© 2025 TELUS Corporation. All rights reserved. The symbols ™ and ® indicate trademarks owned by TELUS Corporation or its subsidiaries used under license. All other trademarks are the property of their respective owners.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

1. Introduction

The forward-looking statements in this section, including, for example, estimates regarding economic growth, inflation, unemployment, housing starts and immigration, are qualified by the Caution regarding forward-looking statements at the beginning of this Management’s discussion and analysis (MD&A).

1.1 Preparation of the MD&A

The following sections are a discussion of our consolidated financial position and financial performance for the three-month period and nine-month periods ended September 30, 2025, and should be read together with our September 30, 2025 condensed interim consolidated statements of income and other comprehensive income, statements of financial position, statements of changes in owners’ equity and statements of cash flows, and the related notes (collectively referred to as the interim consolidated financial statements). The generally accepted accounting principles (GAAP) that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards), and Canadian GAAP. In this MD&A, the term IFRS Accounting Standards refers to these standards. In our discussion, we also use certain non-GAAP and other specified financial measures to evaluate our performance, monitor compliance with debt covenants and manage our capital structure. These measures are defined, qualified and reconciled with their nearest GAAP measures, as required by National Instrument 52-112, Non-GAAP and Other Financial Measures Disclosure, in Section 11.1. All currency amounts are stated in Canadian dollars, unless otherwise specified.

Additional information relating to the Company, including our Annual Information Form and other filings with securities commissions or similar regulatory authorities in Canada, is available on SEDAR+ (sedarplus.com). Our information filed with or furnished to the Securities and Exchange Commission in the United States, including Form 40-F, is available on EDGAR (sec.gov).

Our disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management on a timely basis, so that appropriate decisions can be made regarding public disclosure. This MD&A and the interim consolidated financial statements were reviewed by our Audit Committee and authorized by our Board of Directors (Board) for issuance on November 7, 2025.

In this MD&A, unless otherwise indicated, results for the third quarter of 2025 (three-month period ended September 30, 2025) and the nine-month period ended September 30, 2025 are compared with results for the third quarter of 2024 (three-month period ended September 30, 2024) and the nine-month period ended September 30, 2024.

Effective January 1, 2025, our segmented reporting structure was retrospectively restated. This change arose from the modification of our internal and external reporting processes, systems and internal controls from the acquisition, and ongoing integration, of LifeWorks® and the evolution of information regularly reported to our chief operating decision maker for purposes of allocating capital resources and assessing performance. The currently reported TELUS health segment results were previously included with the TELUS technology solutions segment results. Comparative TELUS technology solutions segment results have been restated to conform with the reportable segments presented in the current period. See Section 5.1 General for additional details.

1.2 The environment in which we operate

The success of our business and the challenges we face can best be understood with reference to the environment in which we operate, including broader economic conditions that affect both TELUS and our customers, and the competitive nature of our business operations.

TELUS technology solutions segment (TTech)

Across TTech, we are leveraging our leading technology and our social purpose to enable remarkable human outcomes. Our long-standing commitment to put our customers first fuels every aspect of our business across the full range of our differentiated solutions spanning mobile, data, IP, voice, TV, entertainment, video, and security and automation, delivered over our reliable, expansive, award-winning networks. Leveraging data analytics and artificial intelligence (AI) to enhance our services has strengthened our leading position in customer service excellence and loyalty, reducing already-low rates of customer churn and demonstrating our commitment to provide Canadians with access to superior technology that connects all of us to the people, resources and information that matter most. We are also implementing innovative technology solutions to help feed the world, putting data to work for customers in the agriculture, food and consumer goods sectors. This efficient and effective collaboration helps ensure the quality and safety of food and consumer goods.

TELUS health segment (TELUS Health)

TELUS Health operates at the forefront of modern healthcare innovation, where technology is fundamentally transforming how people access and receive health services. We stand at the critical intersection of digital innovation and human care, bridging traditional healthcare settings with virtual well-being platforms to support the mental, physical and financial health of organizations and individuals all over the world. As a global technology leader, we connect and empower all participants in the health ecosystem from healthcare providers, payors and employers, to patients and individuals. We achieve our objective of enabling people to live healthier lives by making health information and support services easily accessible through advanced technology and data-driven insights. Our comprehensive approach integrates primary and preventive care with ongoing wellness support. By revolutionizing healthcare delivery and enhancing well-being, we are improving health outcomes and helping consumers, patients, healthcare professionals, employers and employees thrive in today’s digital world.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

TELUS digital experience segment (TELUS Digital)

We are dedicated to crafting unique and enduring experiences for customers and employees, and creating future-focused digital transformations that deliver value for our clients. Our portfolio of end-to-end, integrated capabilities is structured around four key service lines: customer experience management (CXM), digital solutions, AI and data solutions, and trust, safety and security. In CXM, the market is experiencing significant transformation driven by the adoption of digital solutions, including the use of generative AI (GenAI). In digital solutions, we address the ongoing digital transformation needs of organizations seeking future-oriented strategies and next-generation technology integration. For example, through Fuel iXTM, we enable organizations to manage, monitor, and maintain GenAI across the enterprise, offering both standardized capabilities and custom application development tools for creating tailored enterprise solutions. The AI and data solutions market continues to expand, driven by investments in foundational model development and growing industry demand for AI-powered solutions. TELUS Digital supports this expansion by providing services in more than 50 languages across multiple areas of expertise. The trust, safety and security market is seeing growing demand due to the exponential amount of user-generated content, and increasingly GenAI-created content, requiring sophisticated digital risk management solutions. The competitive landscape is global, fragmented, and rapidly evolving.

Economic estimates

Our estimates regarding our economic and operational environment, including economic growth, inflation, unemployment, housing starts and immigration, serve as important inputs for the assumptions on which our targets are based. The extent of the impact these estimates will have on us, and the timing of that impact, will depend upon the actual future outcomes in specific sectors of the Canadian economy.

	Economic growth			Inflation			Unemployment			Housing starts			Immigration
	(percentage points)			(percentage points)			(percentage points)			(thousands of units)			(thousands)
	Estimated gross domestic product (GDP) growth rates		Our estimated GDP growth rates[1]	Estimated inflation rates		Our estimated annual inflation rates[1]	Unemployment rates		Our estimated annual unemployment rates[1]	Seasonally adjusted annual rate of housing starts[2]		Our estimated annual rate of housing starts on an unadjusted basis[1]	Overall planned permanent resident and temporary resident admissions[3]
							For the month of			For the month of
							Sept.	Sept.		Sept.	Sept.
	2025		2025	2025		2025	2025[4]	2024[4]	2025	2025	2024	2025	2025	2026	2027
Canada	1.2	[5]	1.4	2.0	[5]	2.0	7.1	6.5	6.9	279	224	257	1,069	897	909
B.C.	1.5	[6]	1.3	2.3	[6]	2.1	6.4	6.0	6.3	37	44	44	n/a	n/a	n/a
Alberta	2.0	[6]	2.0	2.2	[6]	2.1	7.8	7.5	7.3	55	47	56	n/a	n/a	n/a
Ontario	0.8	[6]	0.9	2.3	[6]	2.0	7.9	6.9	7.9	90	65	64	n/a	n/a	n/a
Quebec	1.1	[6]	0.9	2.1	[6]	2.0	5.7	5.5	6.1	60	40	58	n/a	n/a	n/a

n/a – not applicable
1	Assumptions are as of October 1, 2025 and are based on a composite of estimates from Canadian banks and other sources.
2	Source: Statistics Canada. Table 34-10-0158-01 Canada Mortgage and Housing Corporation, housing starts, all areas, Canada and provinces, seasonally adjusted at annual rates, monthly (x 1,000).
3	Source: canada.ca/en/immigration-refugees-citizenship/news/notices/supplementary-immigration-levels-2025-2027.html.
4	Source: Statistics Canada Labour Force Survey, September 2025 and September 2024, respectively.
5	Source: Bank of Canada Monetary Policy Report, October 2025.
6	Source: British Columbia Ministry of Finance, First Quarterly Report, September 2025; Alberta Ministry of Treasury Board and Finance, 2025 – 26 First Quarter Fiscal Update and Economic Statement, August 2025; Ontario Ministry of Finance, 2025 Ontario Budget: A Plan to Protect Ontario, May 15, 2025; and Ministère des Finances du Québec, Budget 2025 – 2026, March 25, 2025, respectively.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

1.3 Consolidated highlights

Tender offers

On June 20, 2025, we announced the commencement of separate offers to purchase certain outstanding senior notes for cash, up to $600 million for our Canadian-issued notes and up to US$750 million for our U.S.-issued notes, in each case excluding unpaid interest. On June 30, 2025, we announced an amendment to increase our Canadian tender offer from $600 million to an amount sufficient to accept all tendered 3.95% Senior Notes, Series CAB due 2050 and 4.10% Senior Notes, Series CAE due 2051 in full, and approximately $267 million principal amount of 4.40% Senior Notes, Series CU due 2046. Additionally, we accepted all tendered amounts of 4.60% US$750 million Senior Notes due 2048 and 4.30% US$500 million Senior Notes due 2049 from our previously announced U.S. tender offer. In July, 2025, we acquired senior notes with a principal face amount of $1.8 billion as described in Note 26(b) of the interim consolidated financial statements. The gain on repurchasing these notes, net of a $17 million loss on the corresponding foreign exchange derivatives (cross currency interest rate swap agreements) terminated, was $222 million, excluding income taxes.

Terrion

On August 1, 2025, we announced a partnership with Caisse de dépôt et placement du Québec (La Caisse) under which La Caisse would acquire a 49.9% interest in Terrion, our newly formed dedicated wireless tower infrastructure operator enabling wholesale access and co-location, for approximately $1.26 billion. On September 11, 2025, the transaction with La Caisse closed. Terrion holds passive macro wireless infrastructure assets, commonly known as cell towers. TELUS retains full ownership and control of all active network components and security systems, and consolidates Terrion’s results into its financial statements.

Definitive arrangement to acquire full ownership of TELUS Digital

On September 2, 2025, TELUS and TELUS Digital announced that they had entered into a definitive agreement for TELUS to acquire all of the outstanding multiple voting shares (MVS) and subordinate voting shares (SVS) of TELUS Digital not already owned by TELUS for US$4.50 per share (the Arrangement), reflecting aggregate consideration of US$539 million.

A special committee of the board of directors of TELUS Digital, comprised solely of independent directors, determined the Arrangement was in the best interests of TELUS Digital and fair to minority shareholders. The price of US$4.50 per share represented a 52.0% premium over TELUS Digital’s unaffected closing price of US$2.96 per SVS on the New York Stock Exchange on June 11, 2025, the last trading day prior to TELUS’ announcement on June 12, 2025 of the indication of interest to acquire full ownership of TELUS Digital.

On October 27, 2025, a special meeting of shareholders concluded. Holders of MVS and SVS who voted as a single class were 99.99% in favour of the Arrangement. Holders of SVS excluding shares required to be excluded pursuant to Multilateral Instrument 61-101 were 99.78% in favour of the Arrangement.

On October 31, 2025, the Arrangement was completed and TELUS now owns 100% of TELUS Digital. Closer operational proximity between TELUS and TELUS Digital will enable enhanced AI capabilities and software-as-a-service (SaaS) transformation across all lines of our business, including telecommunications, TELUS Health and TELUS Agriculture & Consumer Goods, driving positive outcomes for the customers we serve. The Arrangement will accelerate TELUS Digital’s global growth in products and services to other customers around the world in key verticals, including financial technology, gaming and technology, communications and media, and health, which will deliver significant value for TELUS’ shareholders. The Arrangement will also enhance TELUS Digital’s ability to continue to be a key enabler to TELUS’ growth strategy and operational efficiency, as well as AI and digitization strategy, while delivering innovative solutions and investing in new capabilities in a highly competitive and increasingly concentrated market environment. The Arrangement will also offer continuity and stability for TELUS Digital’s customers, suppliers, partners and employees in the long term, while enhancing TELUS’ growth trajectory of products and services to other customers around the world, creating significant value for TELUS’ shareholders.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Consolidated highlights

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except footnotes and unless noted otherwise)	2025	2024	Change		2025	2024	Change
Consolidated statements of income
Operating revenues and other income	5,106	5,099	—%		15,245	15,005	2%
Operating income	742	788	(6)%		1,669	2,045	(18)%
Income before income taxes	588	309	90%		798	790	1%
Net income	431	257	68%		487	618	(21)%
Net income attributable to Common Shares	493	280	76%		821	635	29%
Adjusted Net income[1]	370	413	(10)%		1,100	1,169	(6)%

Earnings per share (EPS) ($)
Basic EPS	0.32	0.19	68%		0.54	0.43	26%
Adjusted basic EPS[1]	0.24	0.28	(14)%		0.72	0.79	(9)%
Diluted EPS	0.32	0.19	68%		0.54	0.43	26%
Dividends declared per Common Share ($)	0.4163	0.3891	7%		1.2349	1.1543	7%

Basic weighted-average Common Shares outstanding (millions)	1,535	1,492	3%		1,525	1,483	3%
Consolidated statements of cash flows
Cash provided by operating activities	1,493	1,432	4%		3,736	3,770	(1)%

Cash used by investing activities	(660)	(782)	(16)%		(2,355)	(3,029)	(22)%
Acquisitions	(3)	(91)	(97)%		(464)	(258)	80%
Capital expenditures[2]	(652)	(668)	(2)%		(1,917)	(2,084)	(8)%

Cash used by financing activities	(2,688)	(763)	n/m		(423)	(791)	(47)%
Other highlights
Telecom subscriber connections[3] (thousands)					20,783	19,847	5%
Healthcare lives covered[4] (millions)					160.6	76.0	n/m
Earnings before interest, income taxes, depreciation and amortization[1] (EBITDA)	1,753	1,756	—%		5,176	5,070	2%
EBITDA margin[1] (%)	34.3	34.4	(0.1	) pts.	34.0	33.8	0.2	pts.
Restructuring and other costs	109	86	27%		339	425	(20)%
Adjusted EBITDA[1]	1,862	1,842	1%		5,515	5,495	—%
Adjusted EBITDA margin[1] (%)	36.5	36.1	0.4	pts.	36.2	36.6	(0.4	) pts.
Free cash flow[1]	611	568	8%		1,634	1,448	13%
Net debt to EBITDA – excluding restructuring and other costs[1] (times)					3.5	3.8	(0.3)

Notations used in MD&A: n/m – not meaningful; pts. – percentage points.
1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.
2	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for, and consequently differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated financial statements. Refer to Note 31 of the interim consolidated financial statements for further information.
3	The sum of active mobile phone subscribers, connected device subscribers, internet subscribers, residential voice subscribers, TV subscribers, and security and automation subscribers, measured at the end of the respective periods based on information in billing and other source systems. Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts. Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.
4	During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options® acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Operating highlights

•	Consolidated Operating revenues and other income increased by $7 million in the third quarter of 2025 and $240 million in the first nine months of 2025.

Service revenues increased by $97 million in the third quarter of 2025, reflecting: (i) growth in health services, reflecting business acquisitions and growth in payor and provider solutions; (ii) mobile, residential internet, and security and automation subscriber growth; (iii) higher external revenues in TELUS Digital; and (iv) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower business-to-business (B2B) data services revenue; (iii) lower agriculture and consumer goods services revenues attributable to the divestiture of non-core assets; and (iv) declines in fixed legacy voice and TV services revenues. Service revenues increased by $360 million in the first nine months of 2025, due to the same factors as the third quarter, with the exception of agriculture and consumer goods services revenues which increased during the nine-month period.

Equipment revenues decreased by $72 million in the third quarter of 2025 and $52 million in the first nine months of 2025. These declines were primarily driven by lower mobile equipment revenues due to reductions in contracted volumes with a greater emphasis on higher-value loading and intense competitive price discounting, partially offset by the impact of higher-value smartphones in the sales mix.

Other income decreased by $18 million in the third quarter of 2025, largely due to lower gains on real estate projects. Other income decreased by $68 million in the first nine months of 2025, primarily due to lower net reversals of provisions related to business combinations and lower gains on real estate projects. This was partially offset by non-recurring lease and other sublease revenue and higher net gains from the divestiture of non-core assets as planned.

For additional details on Operating revenues and other income, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

•	Operating income decreased by $46 million in the third quarter of 2025 and $376 million in the first nine months of 2025. (See Section 5.3 Consolidated operations for additional details.)

EBITDA decreased by $3 million in the third quarter of 2025 and increased by $106 million in the first nine months of 2025. EBITDA reflected net changes in restructuring and other costs during the three-month and nine-month periods. Restructuring and other costs decreased by $86 million in the first nine months of 2025, related to prior year investments in cost efficiency and effectiveness programs, including real estate rationalization.

Consolidated Adjusted EBITDA, which excludes restructuring and other costs, increased by $20 million in both the third quarter and first nine months of 2025. These improvements reflect varied results across our reportable segments. TTech saw Adjusted EBITDA growth of 2% in the third quarter of 2025. This growth was driven by: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, and security and automation subscriber growth; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower mobile equipment margins; (iii) lower Other income; (iv) lower agriculture and consumer goods margins from the divestiture of non-core assets; (v) declining fixed legacy margins; and (vi) increased costs of subscription-based licences and cloud usage. TTech Adjusted EBITDA increased by 3% in the first nine months of 2025 due to the same factors as the third quarter, with the exception of increased Other income, partially offset by higher bad debt expense. TELUS Health experienced a 24% increase in Adjusted EBITDA in the third quarter of 2025 and a 27% increase in the first nine months of 2025, driven by revenue growth and cost reduction efforts, including lower net labour costs and continued realization of acquisition integration synergies. TELUS Digital Adjusted EBITDA decreased by 18% in the third quarter of 2025 primarily due to an increase in salaries and benefits and goods and services purchased, partially offset by lower share-based compensation expense. TELUS Digital Adjusted EBITDA decreased by 29% in the first nine months of 2025, largely due to the non-recurring net reversals of provisions related to business combinations in the comparative period, in addition to the same factors as the third quarter. (See Section 5.3 Consolidated operations for additional details.)

•	Income before income taxes increased by $279 million in the third quarter of 2025 and $8 million in the first nine months of 2025. This reflects lower Financing costs and declines in Operating income in both periods. The decrease in Financing costs was primarily driven by a gain on purchase of long-term debt and the impact of a change in accounting policy which prospectively applies hedge accounting to the unrealized changes in virtual power purchase agreements (VPPA) forward element. (See Financing costs in Section 5.3.)

•	Income tax expense increased by $105 million in the third quarter of 2025. The effective tax rate increased from 16.8% to 26.7% in the third quarter of 2025, largely as a result of adjustments recognized in the current period for income taxes of prior periods and an increase of non-deductible amounts. Income tax expense increased by $139 million in the first nine months of 2025. The effective tax rate increased from 21.8% to 39.0% in the first nine months of 2025, primarily attributable to an impairment of goodwill.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	Net income attributable to Common Shares increased by $213 million in the third quarter of 2025 and $186 million in the first nine months of 2025, reflecting the after-tax impacts of lower Financing costs and declines in Operating income.

Adjusted Net income excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, gain on purchase of long-term debt, long-term debt prepayment premium, impairment of goodwill and VPPAs when accounted for as held for trading (see Section 5.3). Adjusted Net income decreased by $43 million in the third quarter of 2025 and $69 million in the first nine months of 2025.

•	Basic EPS increased by $0.13 in the third quarter of 2025 and $0.11 in the first nine months of 2025, reflecting the after-tax impacts of lower Financing costs and declines in Operating income, as well as the effect of a higher number of Common Shares outstanding.

Adjusted basic EPS excludes the effects of restructuring and other costs, income tax-related adjustments, real estate rationalization-related restructuring impairments, gain on purchase of long-term debt, long-term debt prepayment premium, impairment of goodwill and VPPAs when accounted for as held for trading (see Section 5.3). Adjusted basic EPS decreased by $0.04 in the third quarter of 2025 and $0.07 in the first nine months of 2025.

•	Dividends declared per Common Share were $0.4163 in the third quarter of 2025, an increase of 7% from one year earlier. On November 6, 2025, the Board declared a fourth quarter dividend of $0.4184 per share on our issued and outstanding Common Shares, payable on January 2, 2026, to shareholders of record at the close of business on December 11, 2025. The fourth quarter dividend increased by $0.0161 per share or 4% from the dividend of $0.4023 per share declared one year earlier.

•	During the 12-month period ended on September 30, 2025, our total telecom subscriber connections increased by 936,000 or 5%. This reflected growth of 2% in mobile phone subscribers, 18% in connected device subscribers, 5% in internet subscribers excluding the first quarter 2025 internet subscriber base adjustment, 5% in TV subscribers, and 4% in security and automation subscribers, partially offset by a decline of 5% in residential voice subscribers. (See Section 5.4 TELUS technology solutions segment for additional details.)

Liquidity and capital resource highlights

•	Cash provided by operating activities increased by $61 million in the third quarter of 2025, largely attributable to other working capital changes. Cash provided by operating activities decreased by $34 million in the first nine months of 2025, primarily driven by increased income taxes paid and increased interest paid, partially offset by other working capital changes. (See Section 7.2 Cash provided by operating activities.)

•	Cash used by investing activities decreased by $122 million in the third quarter of 2025, primarily attributable to lower cash payments for business acquisitions and lower cash payments for capital assets. Cash used by investing activities decreased $674 million in the first nine months of 2025, largely attributable to the impact of cash payments for 3800 MHz spectrum licences in the comparative period and lower cash payments for capital assets, partially offset by greater cash payments for business acquisitions, including Workplace Options. (See Section 7.3 Cash used by investing activities.)

•	Cash used by financing activities increased by $1.9 billion in the third quarter of 2025, primarily reflecting greater redemptions and repayments of long-term debt, including the repayment of the TELUS International (Cda) Inc. credit facility, partially offset by cash received from equity issued by our Terrion subsidiary to a non-controlling interest. Cash used by financing activities decreased by $368 million in the first nine months of 2025, largely attributable to cash received from equity issued by our Terrion subsidiary to a non-controlling interest. (See Section 7.4 Cash used by financing activities.)

•	Net debt to EBITDA – excluding restructuring and other costs ratio was 3.5 times at September 30, 2025, down from 3.8 times at September 30, 2024. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit and the equity issued by our Terrion subsidiary to a non-controlling interest (see Note 28(b) of the interim consolidated financial statements), partially offset by spectrum acquisitions and business acquisitions. TTech and TELUS Health EBITDA growth decreased the ratio by approximately 0.1; TELUS Digital EBITDA decline increased the ratio by approximately 0.1; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at September 30, 2025, the acquisition of spectrum licences increased the ratio by approximately 0.6 and business combinations increased the ratio by approximately 0.1, while the junior subordinated notes equity credit decreased the ratio by approximately 0.3 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	Free cash flow increased by $43 million in the third quarter of 2025, primarily reflecting the timing related to device subsidy repayments and associated revenue recognition and our TELUS Easy Payment® device financing program. Free cash flow increased by $186 million in the first nine months of 2025, largely driven by lower capital expenditures and higher EBITDA, as well as the same factor as the third quarter, partially offset by increased income taxes paid and increased interest paid. Our definition of free cash flow, for which there is no industry alignment, is unaffected by accounting standards that do not impact cash.

2.	Core business and strategy

Our core business and our strategic imperatives were described in our 2024 annual MD&A.

3.	Corporate priorities for 2025

Our annual corporate priorities are used to advance our long-term strategic imperatives and address near-term opportunities and challenges. The following table provides a discussion of activities and initiatives that relate to our 2025 corporate priorities.

Elevating our customers, communities and social purpose by honouring our brand promise, Let’s make the future friendly™

•	Our Community Boards entrust local leaders to make recommendations on the allocation of grants in their communities. These grants support registered charities that offer health, education or technology programs to help youth.
	•	During the third quarter, we launched our Greater London Community Board with an inaugural £1 million in donation support through 2027 for charitable organizations delivering impactful youth programs.
	•	With this newest launch in London, England, we now have 21 TELUS Community Boards – 13 in Canada and eight internationally.
•	Working in close partnership with the TELUS Community Boards in Canada, the TELUS Friendly Future Foundation® (the Foundation) distributes grants to charities that promote education, health and well-being for youth across the country. In addition, through the TELUS Student Bursary program, the Foundation provides bursaries for post-secondary students who face financial barriers and are committed to making a difference in their communities. During the first nine months of 2025, the Foundation provided support to over 1.4 million youth by granting $7.1 million in cash donations to more than 500 Canadian registered charities, community partners and projects, as well as bursaries. Since its inception in 2018, the Foundation has directed $64.6 million in cash donations to our communities and in bursary grants, helping 17.9 million youth reach their full potential. For more information about the TELUS Student Bursary program, please visit friendlyfuture.com/bursary.
	•	In July 2025, the CIBC Foundation and the TELUS Friendly Future Foundation announced a $2 million partnership to launch the TELUS Momentum Student Bursary, powered by CIBC Foundation. With each Foundation contributing $1 million, this multi-year partnership strengthens the commitment to nationwide educational access, creating more pathways for up to 500 young changemakers from the Black community.
•	Since 2005, our 21 TELUS Community Boards and the Foundation have supported 35.9 million youth in need across Canada and around the world, by granting more than $143 million in cash donations to 11,200 charitable initiatives.
•	Throughout the first nine months of 2025, we continued to leverage our TELUS Connecting for Good® programs to support marginalized individuals by enhancing their access to both technology and healthcare, as well as our TELUS Wise® program to improve digital literacy and online safety knowledge. Since the launch of these programs, they have provided support for over 1.52 million Canadians.
	•	During the first nine months of 2025, we welcomed 7,100 new households to our Internet for Good® program. Since we launched the program in 2016, we have connected 70,600 households, making low-cost high-speed internet available to 221,000 low-income seniors and members of low-income families, persons with disabilities, government-assisted refugees and youth leaving foster care.
	•	Our Mobility for Good® program offers free or low-cost smartphones and mobility plans to youth aging out of foster care, low-income seniors and families, across Canada, as well as government-assisted refugees and Indigenous women at risk of, or experiencing violence. During the first nine months of 2025, we added 7,200 marginalized individuals to the program. Since we launched Mobility for Good in 2017, the program has provided support for 69,100 people.
	•	Through TELUS Health for Good®, we are removing healthcare barriers for low-income and marginalized Canadians, facilitating more than 62,000 patient visits and counselling sessions over the first nine months of 2025. Since the program launched in 2014, our mobile health clinics have delivered over 320,000 primary care and outreach visits across 27 Canadian communities. We have also provided more than 2,800 free counselling sessions through TELUS Health MyCareTM and connected over 1,500 low-income seniors with discounted access to TELUS Health Medical Alert personal security devices.
• In July 2025, Victoria Cool Aid Society and TELUS Health for Good launched a series of hepatitis C testing events, leveraging the two Cool Aid Mobile Health Clinics powered by TELUS Health for delivery. This collaboration will continue throughout the remainder of the year in Victoria, B.C., helping Cool Aid to reach their goal of completing 700 hepatitis C tests in 2025.
• In September 2025, we announced the launch of portable ultrasound services aboard the Kilala Lelum Mobile Health Clinic powered by TELUS Health. This expansion will help provide rapid access to vital imaging services for Vancouver’s Downtown Eastside community.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

	•	Throughout the first nine months of 2025, our Tech for Good program provided access to personalized assessments, recommendations and training on mobile devices, computers, laptops and related assistive technology and/or access to discounted mobile plans for 3,700 Canadians living with disabilities, enabling them to make improvements in their quality of life and independence. Since its inception in 2017, we have provided support for 16,300 individuals in Canada who are living with disabilities, through the program and/or the TELUS Wireless Accessibility Discount.
	•	During the first nine months of 2025, over 88,600 individuals in Canada and around the world participated in TELUS Wise workshops and events to improve their digital literacy and online safety knowledge, bringing the total cumulative number of participants to more than 888,700 since the program launched in 2013.
•	Throughout the first nine months of 2025, we continued to grow our global leadership in environmental sustainability. In September 2025, we celebrated a landmark environmental milestone of 25 million trees planted on behalf of our customers and partners during National Forest Week, creating vital Canadian wildlife habitats across an area 40 times larger than Vancouver’s Stanley Park and 100 times larger than Toronto’s High Park. When fully mature, these 25 million trees will absorb 7.5 million metric tons of CO2, equivalent to removing 1.8 million cars from our roads.

Leveraging TELUS’ world-leading technology and AI innovation to drive superior growth across mobile, home and business services

•	In July 2025, we announced an important milestone in our project to deploy a buried submarine cable between Sept-Îles and the Gaspé Peninsula. The required permits have been obtained and we have commenced deployment of the submarine cable. This connection will improve the reliability of telecommunications services on the North Shore and Lower North Shore, thanks to improved redundancy.
•	We participated in the United Nations AI for Good Global Summit 2025 in Geneva, Switzerland this July. Over the five-day summit, we contributed to several sessions demonstrating our responsible AI development, ethical technology innovation, and inclusive AI upskilling practices. Additionally, we hosted an interactive workshop using Fuel iX and wâsikan kisewâtisiwin on how to build ethical AI with intelligence from Indigenous Peoples.
•	In September 2025, we won the OneTrust innovation Award for our pioneering data governance program. This recognition highlights our innovative approach to human-centric data and AI governance, demonstrating our commitment to responsible technology practices and risk mitigation.
•	In September 2025, together with Samsung, we announced that we will deploy Canada’s first commercial radio access network intelligent controller (RIC). The RIC is a software-based component in open radio access network architecture that uses automation to optimize network performance with intelligence applications. It enables operators to flexibly deploy and manage diverse applications for comprehensive monitoring and analysis as well as energy-saving operations, helping them optimize networks, manage resources efficiency and elevate service quality.
•	In September 2025, we opened Canada’s first fully Sovereign AI Factory in Rimouski, Quebec, advancing Canada’s technological sovereignty. The facility, powered by NVIDIA graphics processing units and Hewlett Packard Enterprise (HPE) computing infrastructure, is now operational and serving customers. This unlocks advanced AI capabilities for Canadian businesses, researchers and innovators while ensuring data remains within our national borders under Canadian control.

Scaling our innovative digital capabilities in TELUS Health and TELUS Agriculture & Consumer Goods to build assets of consequence

TELUS Health

•	In September 2025, we announced a partnership with League, to power its comprehensive AI-driven health platform utilizing our Sovereign AI Factory. League is a leading healthcare consumer experience platform, powered by AI. League’s platform will be able to leverage the sovereign infrastructure to physically store sensitive healthcare data within Canada’s borders, supporting a key priority for the development of secure, privacy-compliant and sovereign AI, while enabling advanced research and development of unique Canadian-centric models.

TELUS Agriculture & Consumer Goods

•	In July 2025, we announced a 10-year partnership with Welch’s, setting new standards for agricultural technology and compliance solutions. This deployment establishes an integrated precision agronomy platform that collects, stores, and analyzes compliance data while optimizing yield, productivity, and quality across their supply chain. The partnership demonstrates the value of linking our Agriculture and Consumer Goods product lines and positions us to offer similar solutions to other global food brands.

Scaling our innovative digital capabilities in TELUS Digital to build an asset of consequence

•	In July, we opened our TELUS Digital Dubai office in the United Arab Emirates. This marks our entry into the Middle East, seeing rising demand for AI-powered digital transformation and customer experience innovation in the region and reinforcing our commitment to supporting our clients around the world with innovative, AI-fuelled solutions that drive customer engagement and a more efficient enterprise.
•	In September, we were named as a Leader in the Everest Group’s PEAK Matrix for Customer Experience Management (the Americas) for the seventh consecutive year. We were one of only five companies positioned as a Leader of the 48 customer experience service providers assessed, on the merits of our geographic expansion, digital CXM transformation support, and AI-driven innovation in agent enablement and agentic AI solutions.
•	On October 1, TELUS Digital launched Fuel iX Fortify, a solution that helps enterprises test generative AI systems at scale and identify vulnerabilities by replicating real-world attack scenarios through advanced adversarial simulation techniques.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

4.	Capabilities

The forward-looking statements in this section, including statements regarding our dividend growth program and our financial objectives in Section 4.3, are qualified by the Caution regarding forward-looking statements at the beginning of this MD&A.

4.1 Principal markets addressed and competition

For a discussion of our principal markets and an overview of competition, refer to Section 4.1 in our 2024 annual MD&A.

4.2 Operational resources

TELUS technology solutions (TTech)

From mid-2013 through September 30, 2025, we invested approximately $8.2 billion to acquire wireless spectrum licences in spectrum auctions and other private transactions. These investments have more than doubled our national spectrum holdings in support of our top priority to put customers first.

Mobile data consumption has been increasing rapidly and is expected to continue growing at a fast rate as the industry continues to transition to 5G. We have responded by investing in the coverage, capacity, performance and reliability of our network to ensure we are able to support additional data consumption and growth in our mobile subscriber base in a geographically diverse country, while maintaining the high quality of our network. This includes investments in wireless small cells connected directly to our TELUS PureFibre® technology to improve coverage and capacity utilized in our 5G network.

As at September 30, 2025, our 4G LTE technology covered 99% of Canada’s population, consistent with September 30, 2024. We have continued to invest in the roll-out of our LTE advanced technology, which covered approximately 96% of Canada’s population at September 30, 2025, up from over 95% one year earlier. Furthermore, our 5G network covered approximately 89% of Canada’s population at September 30, 2025, up from approximately 87% at September 30, 2024.

We are continuing to invest in urban and rural communities across our incumbent local exchange carrier (ILEC) communities in B.C., Alberta and Eastern Quebec, as well as non-ILEC communities in Ontario and parts of Quebec, with commitments to deliver broadband technology capabilities to as many Canadians in these communities as possible, including expanding our PureFibre footprint by connecting more homes and businesses directly to PureFibre. In addition, we have increased broadband internet speeds, expanded our IP TV video-on-demand library and high-definition content, including 4K TV and 4K HDR capabilities, and enhanced the marketing of data products and bundles. This has resulted in improved churn rates. Our PureFibre technology is also an essential component of our wireless access technology and has enabled our 5G deployment. Our home and business security and automation solutions integrate safety and security monitoring with smart devices.

As at September 30, 2025, over 3.6 million households and businesses in B.C., Alberta and Eastern Quebec were connected to fibre-optic cable. This is up from more than 3.3 million households and businesses in the third quarter of 2024.

Our agriculture and consumer goods solutions include agronomy record-keeping and recommendations, rebate management services, supplier management, order management, index labelling, compliance management, animal agriculture solutions, food traceability and quality assurance, data management solutions and software solutions for trade promotion management, optimization and analytics (TPx), retail execution, supply chain solutions and analytics capabilities.

TELUS health (TELUS Health)

TELUS Health leverages the power of technology and passion of our team members to support the mental, physical and financial health and well-being of organizations and individuals around the globe. Our core areas of focus in the global healthcare marketplace are: employers (small, medium and large enterprise), payors (insurers, third-party payors and third-party administrators, and public sector), providers (clinics and physicians, pharmacists and allied health professionals) and consumer solutions. We offer a variety of integrated health and well-being products, solutions and services including: employee and family assistance programs (EFAP), cognitive behavioural therapy (CBT), absence and disability management, executive, preventive and occupational health services, corporate reward, recognition and perks programs, and training programs; pension and benefits administration solutions, and retirement and financial consulting; virtual care (encompassing comprehensive primary care, mental health support, wellness offerings, and pet care); virtual pharmacy and pharmacy management systems, including medication management services; remote patient monitoring; personal emergency response services; personal health records and electronic medical records (EMR) management; claims management solutions; and curation of health content.

TELUS digital experience (TELUS Digital)

TELUS Digital provides digitally enabled customer experience solutions and creates future-focused digital transformations that can withstand disruption and deliver value for our clients. Our end-to-end capabilities address multiple client needs, including digital customer experience management and the digital transformation of IT and customer experience systems, as well as new and emerging client needs, such as digital trust, safety and security, AI data services and generative AI solutions in customer experience.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Over the years, we have grown through organic investments and acquisitions to serve our global clients, including the expansion of our delivery model in multiple regions, including Asia-Pacific, Europe, North America and Central America, and developed a broader set of digital capabilities.

Our delivery locations are strategically selected based on factors such as: access to diverse, skilled talent; proximity to clients; and ability to deliver our services over multiple time zones and in multiple languages. They are connected through a robust infrastructure backed by cloud technologies, enabling globally distributed and virtualized teams.

4.3 Liquidity and capital resources

Capital structure financial policies

Our objective when managing financial capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk. In our definition of financial capital, we include:

•	Common equity (excluding Accumulated other comprehensive income);
•	Non-controlling interests;
•	Long-term debt (including long-term credit facilities, commercial paper backstopped by long-term credit facilities and any hedging assets or liabilities associated with Long-term debt items, net of amounts recognized in Accumulated other comprehensive income);
•	Cash and temporary investments;
•	Short-term borrowings (including those arising from securitized trade receivables and unbilled customer finance receivables and any hedging assets or liabilities associated with short-term borrowings, net of amounts recognized in accumulated other comprehensive income); and
•	Other long-term debt.

We manage our financial capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our financial capital structure, we may:

•	Adjust the amount of dividends paid to holders of Common Shares;
•	Adjust the discount at which Common Shares are offered under the Dividend Reinvestment and Share Purchase Plan;
•	Purchase Common Shares for cancellation pursuant to normal course issuer bids;
•	Issue new equity (including Common Shares and subsidiary equity);
•	Issue new debt, issue new debt to replace existing debt with different characteristics; and/or
•	Increase or decrease the amount of short-term borrowings arising from securitized trade receivables and unbilled customer finance receivables.

We monitor financial capital utilizing a number of measures, including net debt to EBITDA – excluding restructuring and other costs ratio, coverage ratios and dividend payout ratios. (See definitions in Section 11.1 Non-GAAP and other specified financial measures.)

Financing and capital structure management plans

Report on financing and capital structure management plans

Pay dividends to the holders of the Common Shares of TELUS Corporation under our multi-year dividend growth program

•	In May 2025, we announced our intention to target ongoing semi-annual dividend increases, with the annual increase in the range of 3 to 8% from 2026 through to the end of 2028, thereby extending the policy first announced in May 2011. Notwithstanding this target, dividend decisions will continue to be subject to our Board’s assessment and the determination of our financial position and outlook on a quarterly basis. Our long-term Common Share dividend payout ratio guideline is 60 to 75% of free cash flow on a prospective basis. (See Section 7.5 Liquidity and capital resource measures.) There can be no assurance that we will maintain a dividend growth program or that it will be unchanged through 2028. (See Caution regarding forward-looking statements – Financing, debt and dividends and Section 10.15 Financing, debt and dividends in our 2024 annual MD&A.)
•	On November 6, 2025, the Board elected to declare a fourth quarter dividend of $0.4184 per share, payable on January 2, 2026, to shareholders of record at the close of business on December 11, 2025. The fourth quarter dividend for 2025 reflects a cumulative increase of $0.0161 per share or 4% from the $0.4023 per share dividend declared one year earlier.
•	Our dividend reinvestment and share purchase (DRISP) plan trustee acquired shares from Treasury for the DRISP plan, rather than acquiring Common Shares in the stock market. We may, at our discretion, offer Common Shares at a discount of up to 5% from the market price under the DRISP plan. Effective with the dividends paid beginning on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. During the third quarter of 2025, for the dividends paid on July 2, 2025, our DRISP plan trustee acquired from Treasury approximately 10 million dividend reinvestment Common Shares for $226 million. The DRISP participation rate for these dividends, calculated as the DRISP investment of $226 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 36%. For the dividends paid on October 1, 2025, the DRISP participation rate, calculated as the DRISP investment of $226 million (including the employee share purchase plan) as a percentage of gross dividends, was approximately 35%.

Use proceeds from securitized receivables (Short-term borrowings), bank facilities and commercial paper as needed, to supplement free cash flow and meet other cash requirements
•	Our issued and outstanding commercial paper was $1.0 billion at September 30, 2025, all of which was denominated in U.S. dollars (US$0.7 billion), compared to $1.4 billion (US$1.0 billion) at December 31, 2024, and $1.1 billion (US$0.8 billion) at September 30, 2024.
•	The TELUS International (Cda) Inc. credit facility was repaid in the third quarter of 2025. Net draws due to a syndicate of financial institutions (excluding TELUS Corporation’s participation) on the TELUS International (Cda) Inc. credit facility were US$1.2 billion at both December 31, 2024, and September 30, 2024.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	Proceeds from securitized trade receivables and unbilled customer finance receivables were $0.9 billion at September 30, 2025, compared to $0.9 billion at both December 31, 2024, and September 30, 2024 (see Section 7.7). Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Foreign currency forward contracts are used to manage currency risk associated with funding denominated in U.S. dollars.

Maintain compliance with financial objectives
•	Maintain investment-grade credit ratings – On November 7, 2025, investment-grade credit ratings from all rating agencies that cover TELUS were in the desired range. (See Section 7.8 Credit ratings.)
•	Net debt to EBITDA – excluding restructuring and other costs ratio of 2.2 to 2.7 times – As measured at September 30, 2025, this ratio was 3.5 times, outside of the objective range, primarily due to the acquisition of spectrum licences (as spectrum is our largest indefinite-life asset) and business acquisitions. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (paid in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming auction for millimetre wave spectrum), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. (See Section 7.5 Liquidity and capital resource measures.)
•	Common Share dividend payout ratio of 60 to 75% of free cash flow on a prospective basis – Our objective range is on a prospective basis. The Common Share dividend payout ratio[1] we present in this MD&A is a historical measure utilizing the dividends declared in the most recent four quarters, net of dividend reinvestment plan effects, and free cash flow, and is presented on a retrospective basis for illustrative purposes in evaluating our objective range. As at September 30, 2025, the ratio was 75%, within the objective range. (See Section 7.5 Liquidity and capital resource measures.)
•	Generally maintain a minimum of $1 billion in available liquidity – As at September 30, 2025, our available liquidity[1] was more than $4.2 billion. (See Section 7.6 Credit facilities and Liquidity risk in Section 7.9.)

1	These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

4.4	Changes in internal control over financial reporting and limitations on scope of design

Changes in internal control over financial reporting

For the three-month and nine-month periods ended September 30, 2025, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on scope of design

In our assessment of the scope of the disclosure controls and procedures and internal control over financial reporting, we have excluded the controls, policies and procedures of Workplace Options, which was acquired on May 1, 2025, the operating results of which are included in the interim consolidated financial statements from the acquisition date. The scope limitation is in accordance with National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings, which allows an issuer to limit its design of internal controls over financial reporting and disclosure controls and procedures to exclude the controls, policies and procedures of a company acquired not more than 365 days before the end of the financial period to which the certificate relates.

From May 1, 2025 (the acquisition date) to September 30, 2025, Workplace Options has contributed revenues of $82 million and generated net loss of $21 million. As at September 30, 2025, Workplace Options’ current assets and current liabilities represented approximately less than 1% of TELUS’ consolidated current assets and current liabilities, respectively, while Workplace Options’ non-current assets and non-current liabilities represented approximately 2% and 1% of TELUS’ consolidated non-current assets and non-current liabilities, respectively. The amounts recognized for the assets acquired and liabilities assumed as at the acquisition date are described in Note 18 of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

5.	Discussion of operations

This section contains forward-looking statements, including those with respect to mobile phone average revenue per subscriber per month (ARPU) growth, products and services trends regarding loading and retention spending, equipment margins, subscriber growth and various future trends. There can be no assurance that we have accurately identified these trends based on past results or that these trends will continue. See Caution regarding forward-looking statements at the beginning of this MD&A.

5.1	General

Operating segments are components of an entity that engage in business activities from which they earn revenues and incur expenses (including revenues and expenses related to transactions with the other component(s)), the operations of which can be clearly distinguished and for which the operating results, and in particular, Adjusted EBITDA, are regularly reviewed by a chief operating decision-maker to make resource allocation decisions and to assess performance. Segmented information in Note 5 of the interim consolidated financial statements is regularly reported to our Chief Executive Officer (CEO) (our chief operating decision-maker).

The TELUS technology solutions segment (TTech) includes: network revenues and equipment sales arising from mobile technologies; data revenues (which include internet protocol; television; hosting, managed information technology and cloud-based services; and home and business security and automation); agriculture and consumer goods services (software, data management and data analytics-driven smart-food chain and consumer goods technologies); voice and other telecommunications services revenues; and equipment sales.

We embarked upon the modification of our internal and external reporting processes, systems and internal controls arising from the acquisition, and ongoing integration, of LifeWorks; commencing with the three-month period ended March 31, 2025, we have transitioned to our new segmented reporting structure and have restated comparative amounts on a comparable basis. The TELUS health segment (TELUS Health), the results of which were included in TELUS technology solutions’ results in the comparative periods, includes: healthcare services, software and technology solutions (including employee and family assistance programs and benefits administration).

The TELUS digital experience segment (TELUS Digital), which has the U.S. dollar as its primary functional currency, includes key service lines provided by our TELUS International (Cda) Inc. subsidiary: customer experience management; digital solutions; AI and data solutions; and trust, safety and security. TELUS Corporation’s acquisition of the TELUS International (Cda) Inc. non-controlling interests, as described in Note 28(b) of the interim consolidated financial statements, may affect our internal and external reporting processes, systems and internal controls, and thus our segmented reporting structure, in future periods.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

5.2 Summary of consolidated quarterly results and trends

Summary of quarterly results

($ millions, except per share amounts)	2025 Q3	2025 Q2	2025 Q1	2024 Q4	2024 Q3	2024 Q2	2024 Q1	2023 Q4
Operating revenues and other income	5,106	5,082	5,057	5,381	5,099	4,974	4,932	5,198
Operating expenses
Goods and services purchased[1]	1,942	1,858	1,847	2,136	1,868	1,825	1,810	2,086
Employee benefits expense[1]	1,411	1,545	1,466	1,475	1,475	1,473	1,484	1,407
Depreciation and amortization	1,011	1,004	992	1,011	968	994	1,063	1,041
Impairment of goodwill	—	500	—	—	—	—	—	—
Total operating expenses	4,364	4,907	4,305	4,622	4,311	4,292	4,357	4,534
Operating income	742	175	752	759	788	682	575	664
Financing costs before gain on purchase of long-term debt and long-term debt prepayment premium	328	373	344	321	479	382	394	278
Gain on purchase of long-term debt	(222)	—	—	—	—	—	—	—
Long-term debt prepayment premium	48	—	—	—	—	—	—	—
Income (loss) before income taxes	588	(198)	408	438	309	300	181	386
Income taxes	157	47	107	118	52	79	41	76
Net income (loss)	431	(245)	301	320	257	221	140	310
Net income attributable to Common Shares	493	7	321	358	280	228	127	288
Net income per Common Share:
Basic EPS	0.32	—	0.21	0.24	0.19	0.15	0.09	0.20
Adjusted basic EPS[2]	0.24	0.22	0.26	0.25	0.28	0.25	0.26	0.24
Diluted EPS	0.32	—	0.21	0.24	0.19	0.15	0.09	0.20
Dividends declared per Common Share	0.4163	0.4163	0.4023	0.4023	0.3891	0.3891	0.3761	0.3761
Additional information:
EBITDA	1,753	1,679	1,744	1,770	1,756	1,676	1,638	1,705
Restructuring and other costs	109	133	97	68	86	121	218	142
Adjusted EBITDA	1,862	1,812	1,841	1,838	1,842	1,797	1,856	1,847
Cash provided by operating activities	1,493	1,166	1,077	1,077	1,432	1,388	950	1,314
Free cash flow	611	535	488	534	568	481	399	595

1	Goods and services purchased and Employee benefits expense amounts include restructuring and other costs.
2	See Section 11.1 Non-GAAP and other specified financial measures.

Trends

For further discussion of trends related to revenues, EBITDA and Adjusted EBITDA, see Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

The trend of year-over-year decreases in Depreciation and amortization reflects lower real estate rationalization and fewer asset retirements. Our expenditures have supported the expansion of our broadband footprint, including our generational investment to connect homes and businesses to TELUS PureFibre and 5G technology coverage, as well as successful internet, TV, and security and automation subscriber loading. Investments in our PureFibre technology also support our technology strategy to improve network coverage and capacity, including the ongoing build-out of our 5G network.

The trend of general year-over-year increases in Financing costs reflects greater long-term debt outstanding and increases in effective interest rates attributable to both floating-rate debt and recent fixed-rate issuances, primarily associated with our investments in spectrum licences and business acquisitions, as well as PureFibre technology. Financing costs are net of capitalized interest related to spectrum licences acquired during the 3500 MHz spectrum auction held in 2021 and during the 3800 MHz spectrum auction held in 2023 (paid in fiscal 2024). Financing costs also include Interest accretion on provisions (asset retirement obligations and written put options) and Employee defined benefit plans net interest. Additionally, for the eight periods shown, Financing costs include varying amounts of foreign exchange gains or losses, varying amounts of interest income and unrealized changes in VPPA forward element, which contributed to income up to the third quarter of 2022 and to losses up to the fourth quarter of 2024. Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the interim consolidated financial statements), unrealized fair value adjustments for VPPAs which were previously included within Financing costs are now included within Other comprehensive income.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

5.3 Consolidated operations

The following is a discussion of our consolidated financial performance. Segment information in Note 5 of the interim consolidated financial statements is regularly reported to our CEO. We discuss the performance of our segments in Section 5.4 TELUS technology solutions segment, Section 5.5 TELUS health segment and Section 5.6 TELUS digital experience segment.

Operating revenues

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Operating revenues
Service	4,507	4,410	2%	13,441	13,081	3%
Equipment	560	632	(11)%	1,675	1,727	(3)%
Operating revenues (arising from contracts with customers)	5,067	5,042	—%	15,116	14,808	2%
Other income	39	57	(32)%	129	197	(35)%
Operating revenues and other income	5,106	5,099	—%	15,245	15,005	2%

Consolidated Operating revenues and other income increased by $7 million in the third quarter of 2025 and increased by $240 million in the first nine months of 2025.

•	Service revenues increased by $97 million in the third quarter of 2025, largely as a result of: (i) growth in health services, reflecting business acquisitions and growth in payor and provider solutions; (ii) mobile, residential internet, and security and automation subscriber growth; (iii) higher external revenues in TELUS Digital inclusive of favourable foreign exchange rates; and (iv) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower business-to-business (B2B) data services revenue; (iii) lower agriculture and consumer goods services revenues attributable to the divestiture of non-core assets; and (iv) declines in fixed legacy voice and TV services revenues due to technological substitution. Service revenues increased by $360 million in the first nine months of 2025, due to the same factors as the third quarter, with the exception of agriculture and consumer goods services revenues which increased during the nine-month period.

•	Equipment revenues decreased by $72 million in the third quarter of 2025 and $52 million in the first nine months of 2025. These declines were primarily driven by lower mobile equipment revenues due to reductions in contracted volumes with a greater emphasis on higher-value loading and intense competitive price discounting, partially offset by the impact of higher-value smartphones in the sales mix.

•	Other income decreased by $18 million in the third quarter of 2025, largely due to lower gains on real estate projects. Other income decreased by $68 million in the first nine months of 2025, primarily due to lower net reversals of provisions related to business combinations and lower gains on real estate projects. This was partially offset by non-recurring lease and other sublease revenue and higher net gains from the divestiture of non-core assets as planned.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Operating expenses

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Goods and services purchased	1,942	1,868	4%	5,647	5,503	3%
Employee benefits expense	1,411	1,475	(4)%	4,422	4,432	—%
Depreciation	621	597	4%	1,814	1,895	(4)%
Amortization of intangible assets	390	371	5%	1,193	1,130	6%
Impairment of goodwill	—	—	n/m	500	—	n/m
Operating expenses	4,364	4,311	1%	13,576	12,960	5%

Consolidated operating expenses increased by $53 million in the third quarter of 2025 and $616 million in the first nine months of 2025. See Adjusted EBITDA below for further details on Goods and services purchased and Employee benefits expense.

•	Depreciation increased by $24 million in the third quarter of 2025, primarily driven by increased real estate rationalization. Depreciation decreased by $81 million in the first nine months of 2025, largely due to lower real estate rationalization in the first six months of the year.

•	Amortization of intangible assets increased by $19 million in the third quarter of 2025 and $63 million in the first nine months of 2025, primarily driven by amortization from new TELUS Health acquisitions and increased additions of software assets.

•	Impairment of goodwill was $500 million in the first nine months of 2025, as the recoverable amount of the TELUS digital experience cash-generating unit was less than its carrying amount as at June 30, 2025. During the nine-month period ended September 30, 2025, the TELUS digital experience cash-generating unit’s competitive industry continued to experience prolonged macroeconomic pressures affecting the level and timing of customer demand, with commensurate impacts on our key future growth estimates. See Note 18(a) of the interim consolidated financial statements for additional details.

Operating income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
TTech EBITDA[1,2] (see Section 5.4)	1,625	1,595	2%	4,744	4,484	6%
TELUS Health EBITDA[1] (see Section 5.5)	79	64	22%	230	148	55%
TELUS Digital EBITDA[1] (see Section 5.6)	68	109	(37)%	249	472	(47)%
Eliminations	(19)	(12)	58%	(47)	(34)	38%
EBITDA	1,753	1,756	—%	5,176	5,070	2%
Depreciation and amortization (discussed above)	(1,011)	(968)	4%	(3,007)	(3,025)	(1)%
Impairment of goodwill (discussed above)	—	—	n/m	(500)	—	n/m
Operating income (consolidated earnings (loss) before interest and income taxes (EBIT))	742	788	(6)%	1,669	2,045	(18)%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	2024 restated.

Operating income decreased by $46 million in the third quarter of 2025 and $376 million in the first nine months of 2025. EBITDA decreased by $3 million in the third quarter of 2025 and increased by $106 million in the first nine months of 2025. In addition to the growth drivers discussed within Adjusted EBITDA below, EBITDA reflected net changes in restructuring and other costs during the three-month and nine-month periods. Restructuring and other costs decreased by $86 million in the first nine months of 2025, related to prior year investments in cost efficiency and effectiveness programs, including real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Adjusted EBITDA

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
TTech Adjusted EBITDA[1,2] (see Section 5.4)	1,685	1,650	2%	4,938	4,811	3%
TELUS Health Adjusted EBITDA[1] (see Section 5.5)	91	73	24%	258	202	27%
TELUS Digital Adjusted EBITDA[1,3] (see Section 5.6)	105	131	(18)%	366	516	(29)%
Eliminations	(19)	(12)	58%	(47)	(34)	38%
Adjusted EBITDA	1,862	1,842	1%	5,515	5,495	—%

1	See Section 11.1 Non-GAAP and other specified financial measures.
2	2024 restated.
3	For certain financial metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.

Consolidated Adjusted EBITDA increased by $20 million in both the third quarter and first nine months of 2025. These improvements reflect varied results across our reportable segments.

TTech saw Adjusted EBITDA growth of 2% in the third quarter of 2025. This growth was driven by: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, and security and automation subscriber growth; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower mobile equipment margins; (iii) lower Other income; (iv) lower agriculture and consumer goods margins from the divestiture of non-core assets; (v) declining fixed legacy margins; and (vi) increased costs of subscription-based licences and cloud usage. TTech Adjusted EBITDA increased by 3% in the first nine months of 2025 due to the same factors as the third quarter, with the exception of increased Other income, partially offset by higher bad debt expense. See Section 5.4 for further details.

TELUS Health experienced a 24% increase in Adjusted EBITDA in the third quarter of 2025 and a 27% increase in the first nine months of 2025, driven by revenue growth and cost reduction efforts, including lower net labour costs and continued realization of acquisition integration synergies. See Section 5.5 for further details.

TELUS Digital Adjusted EBITDA decreased by 18% in the third quarter of 2025 primarily due to an increase in salaries and benefits and goods and services purchased, partially offset by lower share-based compensation expense. TELUS Digital Adjusted EBITDA decreased by 29% in the first nine months of 2025, largely due to the non-recurring net reversals of provisions related to business combinations in the comparative period, in addition to the same factors as the third quarter. See Section 5.6 for further details.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Financing costs

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
From transactions that only involve the raising of finance
Interest on long-term debt, excluding lease liabilities and other (secured) – gross	331	288	15%	921	877	5%
Interest on long-term debt, excluding lease liabilities and other (secured) – capitalized	(1)	(9)	(89)%	(10)	(13)	(23)%
Interest on short-term borrowings and other	25	14	79%	54	24	n/m
Gain on purchase of long-term debt	(222)	—	n/m	(222)	—	n/m
Long-term debt prepayment premium	48	—	n/m	48	—	n/m
	181	293	(38)%	791	888	(11)%
From transactions that do not only involve the raising of finance
Interest on long-term debt – lease liabilities	36	42	(14)%	119	122	(2)%
Interest on long-term debt – other (secured)	6	9	(33)%	20	15	33%
Employee defined benefit plans net interest	3	3	—%	9	7	29%
Interest accretion on provisions	7	7	—%	21	22	(5)%
	52	61	(15)%	169	166	2%
Interest expense	233	354	(34)%	960	1,054	(9)%
Foreign exchange (gains) losses	(64)	8	n/m	(52)	2	n/m
Unrealized changes in virtual power purchase agreements forward element	—	125	(100)%	—	228	(100)%
Interest income	(15)	(8)	88%	(37)	(29)	28%
Financing costs	154	479	(68)%	871	1,255	(31)%

Financing costs decreased by $325 million in the third quarter of 2025 and $384 million in the first nine months of 2025, mainly due to the following factors:

•	Interest expense decreased by $121 million in the third quarter of 2025 and $94 million in the first nine months of 2025, largely resulting from:

•	An increase in gross interest expense on long-term debt, excluding lease liabilities and other (secured) of $43 million in the third quarter of 2025 and $44 million in the first nine months of 2025. This was primarily driven by an increase in average long-term debt. Our weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.61% at September 30, 2025, compared to 4.40% one year earlier. (See Long-term debt issued and Redemptions and repayment of long-term debt in Section 7.4.)

•	Capitalized long-term debt interest, excluding lease liabilities, is in respect of debt incurred for the purchase of spectrum licences during the 3800 MHz spectrum auction held in October to November 2023 by Innovation, Science and Economic Development Canada (ISED).

•	Interest on short-term borrowings and other increased by $11 million in the third quarter of 2025 and $30 million in the first nine months of 2025, in relation to a new agreement with an arm’s-length securitization trust entered into in the second quarter of 2024. (See Short-term borrowings in Section 7.7.)

•	Gain on purchase of long-term debt is in respect of the tender offer process described in Section 1.3 and is net of a $17 million loss on the corresponding foreign exchange derivatives (cross currency interest rate swap agreements) terminated.

•	Long-term debt prepayment premium includes a $38 million effect of a hedging relationship becoming ineffective. See Note 26 of the interim consolidated financial statements for further details.

•	Foreign exchange gains were $72 million higher in the third quarter of 2025 and $54 million higher in the first nine months of 2025. This was primarily attributable to: (i) discontinued hedge accounting on certain cross currency interest rate exchange arrangements as a result of the repayment of the TELUS International (Cda) Inc. credit facility (see Notes 4(d) and 26(g) for further details; and (iii) changes in the value of the U.S. dollar relative to the Canadian dollar and the European euro relative to the Canadian dollar.

•	Unrealized changes in virtual power purchase agreements forward element represent the estimated unrealized amounts recorded from our VPPAs with renewable energy projects. We have entered into VPPAs with renewable energy projects that develop solar and wind power facilities as part of our commitment to reduce our carbon footprint. Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Income taxes

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except tax rates)	2025	2024	Change		2025	2024	Change
Income taxes computed at applicable statutory rates (%)	25.5	25.2	0.3	pts.	24.6	24.2	0.4	pts.
Adjustments recognized in the current period for income taxes of prior periods (%)	(1.9)	(6.4)	4.5	pts.	(4.3)	(3.3)	(1.0	) pt.
Pillar Two global minimum tax (%)	—	0.3	(0.3	) pts.	0.1	0.3	(0.2	) pts.
Impairment of goodwill	—	—	—	pts.	13.4	—	13.4	pts.
(Non-taxable) non-deductible amounts, net (%)	2.8	(1.9)	4.7	pts.	2.4	(1.7)	4.1	pts.
Withholding and other taxes (%)	0.9	1.9	(1.0	) pt.	3.0	3.2	(0.2	) pts.
Losses not recognized (%)	(0.2)	0.3	(0.5	) pts.	0.3	0.5	(0.2	) pts.
Foreign tax differential (%)	(0.2)	(1.3)	1.1	pts.	(0.5)	(0.9)	0.4	pts.
Other (%)	(0.2)	(1.3)	1.1	pts.	—	(0.5)	0.5	pts.
Effective tax rate (%)	26.7	16.8	9.9	pts.	39.0	21.8	17.2	pts.
Income taxes computed at applicable statutory rates	150	78	92%		196	191	3%
Adjustments recognized in the current period for income taxes of prior periods	(11)	(20)	(45)%		(34)	(26)	31%
Pillar Two global minimum tax	—	1	(100)%		1	2	(50)%
Impairment of goodwill	—	—	n/m		107	—	n/m
(Non-taxable) non-deductible amounts, net	16	(6)	n/m		19	(13)	n/m
Withholding and other taxes	5	6	(17)%		24	25	(4)%
Losses not recognized	(1)	1	n/m		2	4	(50)%
Foreign tax differential	(1)	(4)	(75)%		(4)	(7)	(43)%
Other	(1)	(4)	(75)%		—	(4)	(100)%
Income taxes	157	52	n/m		311	172	81%

Total income tax expense increased by $105 million in the third quarter of 2025. The effective tax rate increased from 16.8% to 26.7% in the third quarter of 2025, largely as a result of adjustments recognized in the current period for income taxes of prior periods and an increase of non-deductible amounts. Total income tax expense increased by $139 million in the first nine months of 2025. The effective tax rate increased from 21.8% to 39.0% in the first nine months of 2025, primarily attributable to an impairment of goodwill.

Comprehensive income

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Net income	431	257	68%	487	618	(21)%
Other comprehensive income (net of income taxes):
Items that may be subsequently reclassified to income	89	2	n/m	57	75	(24)%
Items never subsequently reclassified to income	17	(19)	n/m	50	29	72%
Comprehensive income	537	240	n/m	594	722	(18)%

Comprehensive income increased by $297 million in the third quarter of 2025, largely driven by an increase in Net income and changes in the unrealized fair value of derivatives designated as cash flow hedges. Comprehensive income decreased by $128 million in the first nine months of 2025, primarily due to a decrease in Net income. Items that may subsequently be reclassified to income include changes in the unrealized fair value of derivatives designated as cash flow hedges and foreign currency translation adjustments arising from translating financial statements of foreign operations. Items never subsequently reclassified to income include changes in the measurement of investment financial assets and employee defined benefit plans re-measurement amounts.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

5.4 TELUS technology solutions segment

TTech trends and seasonality

The historical trend over the past eight quarters in mobile network revenue primarily reflects the recent deceleration in immigration that has slowed subscriber growth, along with domestic ARPU declines attributable to larger data allotments at given price points, and persistent retail competition. Roaming revenues continued to decline, driven by the adoption of North America wide plans and competitive roaming packages in the market as well as lower travel volumes. As a partial offset, we continue to see growth in our mobile phone subscriber base, as well as an increase in Internet of Things (IoT) connections.

Mobile equipment revenue trends have been attributable to lower contracted volumes, partially offset by the impact of higher-value smartphones in the sales mix. Declines in sales volumes of mobile devices reflect a combination of improvements in durability and increasing cost of devices from manufacturers, which are prompting customers to defer upgrades and driving an increase in the adoption of bring-your-own-device (BYOD) plans. We continue to offer certified pre-owned devices and our Bring-It-Back® program, providing customers with alternative options for handset upgrades while also supporting a circular economy.

Our spectrum investments and capital expenditures to improve our network is enhancing its capacity, coverage and reliability, enabling us to drive revenue growth through net additions of new mobile phone and connected device subscribers. Growth in our mobile phone subscriber base is attributable to: (i) industry-leading product offerings with continuous improvements in the speed, performance and reliability of our network, coupled with our enhanced digital capabilities; (ii) the success of our promotions, including our bundling of mobility and home services; (iii) our ability to attract a large share of the Canadian population, with growth that is being driven by immigration (albeit slowing) and changing demographics, as well as ongoing growth in the number of customers with multiple devices; and (iv) our relatively low churn rate, which reflects our customers first efforts and upgrade volume programs.

Our connected device subscriber base has been growing, primarily in response to our expanded IoT offerings across various industries, including transportation, security, healthcare, smart buildings and smart cities, energy, retail and agriculture. Our investments in network infrastructure and the expansion of our IoT product portfolio have also allowed us to provide reliable and scalable IoT solutions to our customers.

Growth in our internet subscriber base has continued, supported by our ongoing investments in building out our fibre-optic infrastructure. Our TV subscriber base has continued to grow, reflecting net subscriber additions in response to our diverse and flexible product offerings, which address the changing customer needs and preferences. Growth in our security and automation subscriber base is attributable to the adoption of our bundled offerings. Bundling of mobility and home services increases our offerings per home to better meet demand for multiple services, and has a positive impact on churn. Residential voice subscriber losses have remained relatively low as a result of the success of our bundled services and effective retention efforts to mitigate the ongoing substitution to mobile and internet-based services.

The trend of growth in our fixed data services revenue reflects the growth of our internet and security and automation subscriber bases, including from expansion into non-ILEC communities in Ontario and parts of Quebec. This growth is bolstered by sustained demand for faster internet speeds and larger bandwidth, as well as home and business security and automation offerings and other advanced applications, all of which are supported by investments in our fibre-optic footprint. The trends of declining TV revenues and fixed voice revenues are a result of technological substitution and more intense competition. However, we are mitigating this through our bundled offerings, product diversification and effective retention efforts. The migration of business product and service offerings to IP platforms and the entry of new competitors have resulted in inherently lower margins compared to some legacy business product and service offerings. However, we are continuing to refine and diversify our portfolio of innovative business offerings.

Previous trends of agriculture and consumer goods services were attributable to customer churn which hampered subscription growth; however, our agriculture and consumer goods business showed organic improvement throughout 2024 and 2025. The decline in the second quarter of 2025 was driven by the divestiture of non-core assets. With our global team and cloud-based solutions, we are able to serve a diverse client base, including growers, producers, agronomists, advisors, processors and retailers, by enabling more effective and agile decision-making that can address changing consumer demands, improve profitability and generate a better flow of information across the value chain. This improves the safety and sustainability of our outputs and drives efficiencies in the way we produce, distribute and consume food and consumer goods.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

TTech operating indicators

At September 30	2025	2024	Change
Subscriber connections (thousands):
Mobile phone[1]	10,274	10,077	2%
Connected device	4,158	3,535	18%
Internet[2]	2,782	2,723	2%
TV	1,433	1,362	5%
Security and automation	1,150	1,110	4%
Residential voice	986	1,040	(5)%
Total telecom subscriber connections	20,783	19,847	5%
LTE population coverage[3] (millions)	36.7	36.7	—%
5G population coverage[3] (millions)	32.9	32.1	2%

	Three-month periods ended September 30				Nine-month periods ended September 30
	2025	2024	Change		2025	2024	Change
Mobile phone gross additions (thousands)	419	455	(8)%		1,134	1,246	(9)%
Subscriber connection net additions (losses) (thousands):
Mobile phone	82	130	(37)%		157	276	(43)%
Connected device	169	159	6%		429	421	2%
Internet	40	34	18%		88	97	(9)%
TV	5	21	(76)%		44	65	(32)%
Security and automation	6	12	(50)%		30	54	(44)%
Residential voice	(14)	(9)	(56)%		(44)	(25)	(76)%
Total telecom subscriber connection net additions	288	347	(17)%		704	888	(21)%
Mobile phone ARPU, per month[4] ($)	57.21	58.85	(2.8)%		56.97	58.88	(3.2)%
Mobile phone churn, per month[5] (%)	1.11	1.09	0.02	pts.	1.07	1.10	(0.03	) pts.

1    Effective January 1, 2025, we adjusted our mobile phone subscriber base to remove 30,000 subscribers on a prospective basis, following an in-depth review of customer accounts.

2    Effective January 1, 2025, we adjusted our internet subscriber base to remove 66,000 subscribers on a prospective basis, due to a review of our subscriber base.

3    Including network access agreements with other Canadian carriers.

4    This is an other specified financial measure. See Section 11.1 Non-GAAP and other specified financial measures. This is an industry measure useful in assessing operating performance of a mobile products and services company, but is not a measure defined under IFRS Accounting Standards.

5    See Section 11.2 Operating indicators.

•	Mobile phone gross additions were 419,000 in the third quarter of 2025 and 1,134,000 in the first nine months of 2025, reflecting decreases of 36,000 for the quarter and 112,000 for the nine-month period. These decreases were driven by decelerating growth in the Canadian population from slowing immigration, in addition to a greater emphasis on profitable loading.

•	Our mobile phone churn rate was 1.11% in the third quarter of 2025, compared to 1.09% in the third quarter of 2024. The increase was largely as a result of customer switching decisions in response to more intense competitive promotional pricing, partially offset by our ongoing focus on customer retention and network quality, along with success in bundled offerings. Our mobile phone churn rate was 1.07% in the first nine months of 2025, compared to 1.10% in the first nine months of 2024. The improvement was largely as a result of our ongoing focus on customer retention and network quality, along with success in bundled offerings. These factors were partially offset by customer switching decisions in response to more intense marketing and promotional price competition.

•	Mobile phone net additions were 82,000 in the third quarter of 2025, reflecting a decrease of 48,000 for the quarter, driven by lower mobile phone gross additions and a higher mobile phone churn rate. Mobile phone net additions were 157,000 in the first nine months of 2025, reflecting a decrease of 119,000 for the nine-month period, driven by lower mobile phone gross additions.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	Mobile phone ARPU was $57.21 in the third quarter of 2025 and $56.97 in the first nine months of 2025, reflecting decreases of $1.64 or 2.8% for the quarter and $1.91 or 3.2% for the nine-month period. These decreases were attributable to the adoption of base rate plans with lower prices in response to more intense competitive promotional pricing targeting both new and existing customers, a decline in roaming revenues, and the commoditization of telecommunication services in the public sector, partially offset by higher IoT revenue. We are seeing a continuing increase in the adoption of unlimited data and Canada-U.S.-Mexico plans, which provide higher and more stable ARPU on a monthly basis while also giving customers cost certainty in lower roaming fees to the U.S. and Mexico, and lower data overage fees, respectively.

•	Connected device net additions were 169,000 in the third quarter of 2025 and 429,000 in the first nine months of 2025, reflecting increases of 10,000 for the quarter and 8,000 for the nine-month period, attributable to higher gross additions from customers in the transportation and connectivity industries, partially offset by increased deactivations in IoT connections.

•	Internet net additions were 40,000 in the third quarter of 2025, reflecting an increase of 6,000 for the quarter. This was largely attributable to our success in driving strong gross loading across residential and business internet, partially offset by higher churn. Internet net additions were 88,000 in the first nine months of 2025, reflecting a decrease of 9,000 for the nine-month period. This was largely attributable to continued higher churn and heightened competitive pressures, partially offset by the aforementioned gross loading, showcasing the strength of our fibre optic offerings.

•	TV net additions were 5,000 in the third quarter of 2025 and 44,000 in the first nine months of 2025, reflecting decreases of 16,000 for the quarter and 21,000 for the nine-month period. These decreases reflect higher churn and evolving customer preferences, partially offset by higher gross loading.

•	Security and automation net additions were 6,000 in the third quarter of 2025 and 30,000 in the first nine months of 2025, reflecting decreases of 6,000 for the quarter and 24,000 for the nine-month period. These decreases were attributable to higher churn and slower customer growth.

•	Residential voice net losses were 14,000 in the third quarter of 2025 and 44,000 in the first nine months of 2025, reflecting increased losses of 5,000 for the quarter and 19,000 for the nine-month period, attributable to lower gross additions. These were moderated by our commitment to customer retention, with low churn reflecting successful loss mitigation.

Operating revenues and other income – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Mobile network revenue	1,755	1,766	(1)%	5,210	5,246	(1)%
Mobile equipment and other service revenues	518	591	(12)%	1,540	1,575	(2)%
Fixed data services[1]	1,185	1,175	1%	3,570	3,492	2%
Fixed voice services	167	179	(7)%	507	536	(5)%
Fixed equipment and other service revenues	125	117	7%	371	359	3%
Agriculture and consumer goods services	92	100	(8)%	275	273	1%
Operating revenues (arising from contracts with customers)	3,842	3,928	(2)%	11,473	11,481	—%
Other income	29	53	(45)%	118	110	7%
External Operating revenues and other income	3,871	3,981	(3)%	11,591	11,591	—%
Intersegment revenues	6	5	20%	17	15	13%
TTech Operating revenues and other income	3,877	3,986	(3)%	11,608	11,606	—%

1 Excludes agriculture and consumer goods services.

TTech Operating revenues and other income decreased by $109 million in the third quarter of 2025 and increased by $2 million in the first nine months of 2025.

Mobile network revenue decreased by $11 million or 1% in the third quarter of 2025 and $36 million or 1% in the first nine months of 2025, largely due to lower mobile phone ARPU, partially offset by growth in our mobile phone subscriber base and an increase in IoT connections.

Mobile equipment and other service revenues decreased by $73 million in the third quarter of 2025 and $35 million in the first nine months of 2025, due to a reduction in contracted volumes and intense competitive price discounting, partially offset by the impact of higher-value smartphones in the sales mix.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Fixed data services revenues increased by $10 million in the third quarter of 2025 and $78 million in the first nine months of 2025, driven by growth in our internet and security and automation subscriber bases, with internet further supported by higher revenue per customer. These factors were partially offset by lower B2B data services revenue and lower TV revenue growth, reflecting an increase in the mix of customers selecting smaller TV combination packages as well as technological substitution.

Fixed voice services revenues decreased by $12 million in the third quarter of 2025 and $29 million in the first nine months of 2025, reflecting the ongoing decline in legacy voice revenues as a result of technological substitution and shifts in consumer purchasing decisions. Declines were partially mitigated by our successful retention efforts.

Fixed equipment and other service revenues increased by $8 million in the third quarter of 2025 and $12 million in the first nine months of 2025, driven primarily by increases in security premises equipment sales.

Agriculture and consumer goods services revenues decreased by $8 million in the third quarter of 2025, largely attributable to the divestiture of non-core assets, partially offset by improved organic growth across multiple revenue streams. Agriculture and consumer goods services revenues increased by $2 million in the first nine months of 2025, driven primarily by business acquisitions in the first quarter of 2024, in addition to organic growth across multiple revenue streams. These factors were partially offset by the divestiture of non-core assets in the second quarter of 2025.

Other income decreased by $24 million in the third quarter of 2025, largely due to lower gains on real estate projects. Other income increased by $8 million in the first nine months of 2025, due to non-recurring lease and other sublease revenue, higher net gains from the divestiture of non-core assets as planned and higher net reversals of provisions related to business combinations. These factors were partially offset by lower gains on real estate projects.

Intersegment revenues represent services provided to the TELUS health and TELUS digital experience segments that are eliminated upon consolidation, together with the associated TELUS health and TELUS digital experience segment expenses.

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Three-month periods ended September 30 ($ in millions)	2025	2024	Change	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Revenues
Service	1,780	1,790	(1)%	1,503	1,509	—%	3,283	3,299	—%
Equipment	493	567	(13)%	66	62	6%	559	629	(11)%
Operating revenues (arising from contracts with customers)	2,273	2,357	(4)%	1,569	1,571	—%	3,842	3,928	(2)%
Expenses
Direct expenses	748	777	(4)%	474	460	3%	1,222	1,237	(1)%
Direct contribution	1,525	1,580	(3)%	1,095	1,111	(1)%	2,620	2,691	(3)%

Direct contribution – TTech segment

	Mobile products and services			Fixed products and services[1]			Total TTech
Nine-month periods ended September 30 ($ in millions)	2025	2024	Change	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Revenues
Service	5,292	5,315	—%	4,510	4,449	1%	9,802	9,764	—%
Equipment	1,458	1,506	(3)%	213	211	1%	1,671	1,717	(3)%
Operating revenues (arising from contracts with customers)	6,750	6,821	(1)%	4,723	4,660	1%	11,473	11,481	—%
Expenses
Direct expenses	2,193	2,111	4%	1,429	1,356	5%	3,622	3,467	4%
Direct contribution	4,557	4,710	(3)%	3,294	3,304	—%	7,851	8,014	(2)%

1 Includes agriculture and consumer goods services.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

The direct expenses included in the direct contribution calculations in the preceding tables represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. TTech direct contribution decreased by $71 million or 3% in the third quarter of 2025 and $163 million or 2% in the first nine months of 2025.

TTech mobile products and services direct contribution decreased by $55 million in the third quarter of 2025 and $153 million in the first nine months of 2025, largely reflecting the impact of lower mobile phone ARPU and lower mobile equipment margin from lower contracted volumes and intense competitive price discounting. These factors were partially offset by mobile phone subscriber growth.

TTech fixed products and services direct contribution decreased by $16 million in the third quarter of 2025 and $10 million in the first nine months of 2025, primarily driven by legacy decline attributable to technological substitution, lower B2B data services revenue, and lower agriculture and consumer goods margins driven by the divestiture of non-core assets. These factors were partially offset by continued internet and security and automation subscriber growth and higher internet revenue per customer.

Operating expenses – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Goods and services purchased[1]	1,726	1,749	(1)%	5,179	5,120	1%
Employee benefits expense[1]	526	642	(18)%	1,685	2,002	(16)%
TTech operating expenses	2,252	2,391	(6)%	6,864	7,122	(4)%

1 Includes restructuring and other costs.

TTech operating expenses decreased by $139 million in the third quarter of 2025 and $258 million in the first nine months of 2025. See TTech Adjusted EBITDA below for further details.

EBITDA – TTech segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2025	2024 (restated)	Change		2025	2024 (restated)	Change
EBITDA	1,625	1,595	2%		4,744	4,484	6%
Add restructuring and other costs included in EBITDA	60	55	n/m		194	327	n/m
Adjusted EBITDA	1,685	1,650	2%		4,938	4,811	3%
EBITDA margin[1] (%)	41.9	39.9	2.0	pts.	40.9	38.6	2.3	pts.
Adjusted EBITDA margin[1] (%)	43.4	41.3	2.1	pts.	42.5	41.4	1.1	pts.

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBITDA increased by $30 million or 2% in the third quarter of 2025 and $260 million or 6% in the first nine months of 2025. In addition to the growth drivers discussed within TTech Adjusted EBITDA below, EBITDA also reflected a reduction in restructuring and other costs of $133 million in the first nine months of 2025, primarily related to prior year investments in cost efficiency and effectiveness programs, inclusive of real estate rationalization.

TTech Adjusted EBITDA increased by $35 million or 2% in the third quarter of 2025 reflecting: (i) cost reduction efforts, including workforce reductions, and increased adoption of TELUS Digital’s solutions across TTech operations, resulting in competitive benefits given the lower cost structure in TELUS Digital, as well as reductions in marketing and administrative costs; (ii) mobile, residential internet, and security and automation subscriber growth; and (iii) higher residential internet revenue per customer. These factors were partially offset by: (i) lower mobile phone ARPU; (ii) lower mobile equipment margins; (iii) lower Other income; (iv) lower agriculture and consumer goods margins from the divestiture of non-core assets; (v) declining fixed legacy margins; and (vi) increased costs of subscription-based licences and cloud usage. TTech Adjusted EBITDA increased by $127 million or 3% in the first nine months of 2025 due to the same factors as the third quarter, with the exception of higher Other income partially offset by higher bad debt expense.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

TTech Adjusted EBITDA margin increased by 2.1 percentage points in the third quarter of 2025 and 1.1 percentage points in the first nine months of 2025. These improvements were largely driven by our cost efficiency and effectiveness programs as described above.

Adjusted EBITDA less capital expenditures – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024 (restated)	Change	2025	2024 (restated)	Change
Adjusted EBITDA	1,685	1,650	2%	4,938	4,811	3%
Capital expenditures	(570)	(597)	(5)%	(1,676)	(1,873)	(11)%
Adjusted EBITDA less capital expenditures[1]	1,115	1,053	6%	3,262	2,938	11%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TTech Adjusted EBITDA less capital expenditures increased by $62 million in the third quarter of 2025 and $324 million in the first nine months of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TTech segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024 (restated)	Change	2025	2024 (restated)	Change
EBITDA	1,625	1,595	2%	4,744	4,484	6%
Depreciation	(529)	(537)	(1)%	(1,593)	(1,687)	(6)%
Amortization of intangible assets	(224)	(220)	2%	(702)	(678)	4%
EBIT[1]	872	838	4%	2,449	2,119	16%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TTech EBIT increased by $34 million in the third quarter of 2025 and $330 million in the first nine months of 2025, in line with the increases in EBITDA. TTech depreciation decreased by $8 million in the third quarter of 2025 and $94 million in the first nine months of 2025, largely attributable to lower real estate rationalization. TTech amortization increased by $4 million in the third quarter of 2025 and $24 million in the first nine months of 2025, primarily from increased additions of software assets.

5.5 TELUS health segment

TELUS Health trends

The trend of growth in health services revenues has been driven by growth in our employee and family assistance programs (EFAP), following our acquisition of several businesses globally throughout 2024 as well as Workplace Options in May 2025. It also reflects continued organic growth in our existing health offerings, driven by increased adoption and expansion of our digital health solutions and the growing member base across our health services, which include: (i) employer solutions: provides physical, mental and financial well-being solutions focused on the global employer segment, including EFAP, total mental health, consulting and TELUS Health Wellbeing; (ii) payor and provider solutions: the payor business encompasses both the public and private sectors (health benefits management, e-claims, patient health records and public health managed services) and the provider business includes pharmacy software solutions, collaborative health medical records and virtual pharmacy; (iii) retirement and benefits solutions: work to improve the financial health and well-being of organizations and individuals with sustainable and flexible pensions and benefits administration and retirements solutions; (iv) TELUS Health care centres: oversees clinic operations and transformation, as well as medical and mental health clinical delivery; and (v) consumer health: offers market leading solutions for primary care, pet care, aging in place and chronic disease management. On May 1, 2025, we acquired Workplace Options, a global provider of integrated employee well-being solutions. This furthers TELUS Health’s practice of partnering with providers, digital health organizations, health plans and employers to create a more robust and localized offering executed at a global scale, now covering more than 200 countries and territories. Growth in the number of lives covered is largely driven by the expansion of our EFAP including the acquisition of Workplace Options and their associated healthcare lives covered.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

TELUS Health operating indicator

At September 30	2025	2024	Change
Healthcare lives covered[1] (millions)	160.6	76.0	n/m

1 During the second quarter of 2025, we added 79.3 million healthcare lives covered as a result of the Workplace Options acquisition and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly.

•	Healthcare lives covered were 160.6 million as of the end of the third quarter of 2025, an increase of 84.6 million over the past 12 months, primarily due to the addition of 79.3 million lives covered from our second quarter acquisition of Workplace Options and a prospective change to the definition of healthcare lives covered to include clients who utilize TELUS Health services indirectly. Organically, healthcare lives covered increased mainly reflecting robust growth in our EFAP across all of our operating regions, in addition to continued demand for virtual solutions.

Operating revenues and other income – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Health services	516	436	18%	1,500	1,294	16%
Health equipment	1	3	(67)%	4	10	(60)%
Operating revenues (arising from contracts with customers)	517	439	18%	1,504	1,304	15%
Other income	10	1	n/m	11	2	n/m
External Operating revenues and other income	527	440	20%	1,515	1,306	16%
Intersegment revenues	1	2	n/m	5	6	n/m
TELUS Health Operating revenues and other income	528	442	19%	1,520	1,312	16%

TELUS Health Operating revenues and other income increased by $86 million in the third quarter of 2025 and $208 million in the first nine months of 2025.

Across TELUS Health, the reported rates of revenue growth were positively impacted by the strengthening of the U.S. dollar, the British pound and the European euro against the Canadian dollar compared to the same periods in the prior year.

Our health services revenues increased by $80 million in the third quarter of 2025 and $206 million in the first nine months of 2025, driven by: (i) global business acquisitions in employer solutions, including the acquisition of Workplace Options in May 2025; and (ii) growth in payor and provider solutions, with strong performance in collaborative health records and an increase in recurring revenue related to our electronic medical records and virtual pharmacy solutions. This was offset by a decline in retirement and benefits solutions.

Health equipment revenues decreased by $2 million in the third quarter of 2025 and $6 million in the first nine months of 2025, due to lower revenue from a pharmacy hardware upgrade program in our payor and provider solutions vertical.

Other income increased by $9 million in both the third quarter and first nine months of 2025, due to a one-time item recorded in retirement and benefits solutions.

Intersegment revenues represent services provided to the TTech segment that are eliminated upon consolidation, together with the associated TTech expenses.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Direct contribution – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Revenues
Service	516	436	18%	1,500	1,294	16%
Equipment	1	3	(67)%	4	10	(60)%
Operating revenues (arising from contracts with customers)	517	439	18%	1,504	1,304	15%
Expenses
Direct expenses	249	200	25%	717	616	16%
Direct contribution	268	239	12%	787	688	14%

The direct expenses included in the direct contribution calculations in the preceding table represent components of the Goods and services purchased and Employee benefits expense totals included in the table below and have been calculated in accordance with the accounting policies used to prepare the totals presented in the financial statements. The nature of the direct expenses are mainly counsellor network costs, clinicians, implementation and support costs. TELUS Health direct contribution increased by $29 million in the third quarter of 2025 and $99 million in the first nine months of 2025, reflecting: (i) revenue growth as described in the revenue section; and (ii) cost reduction efforts, driven by digital transformation programs which have lowered our cost to serve.

Operating expenses – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Goods and services purchased[1]	198	164	21%	572	532	8%
Employee benefits expense[1]	251	214	17%	718	632	14%
TELUS Health operating expenses	449	378	19%	1,290	1,164	11%

1 Includes restructuring and other costs.

TELUS Health operating expenses increased by $71 million in the third quarter of 2025 and $126 million in the first nine months of 2025, in line with revenue growth. See TELUS Health direct contribution above and TELUS Health Adjusted EBITDA below for further details.

EBITDA – TELUS health segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2025	2024	Change		2025	2024	Change
EBITDA	79	64	22%		230	148	55%
Add restructuring and other costs included in EBITDA	12	9	n/m		28	54	n/m
Adjusted EBITDA	91	73	24%		258	202	27%
EBITDA margin[1] (%)	14.9	14.5	0.4	pts.	15.1	11.3	3.8	pts.
Adjusted EBITDA margin[1] (%)	17.1	16.5	0.6	pts.	16.9	15.4	1.5	pts.

1 These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBITDA increased by $15 million or 22% in the third quarter of 2025 and $82 million or 55% in the first nine months of 2025. TELUS Health Adjusted EBITDA increased by $18 million or 24% in the third quarter of 2025 and $56 million or 27% in the first nine months of 2025, reflecting revenue growth and cost reduction efforts as described in the direct contribution section, as well as lower organic net labour costs and continued realization of acquisition integration synergies. These factors were partially offset by higher indirect costs related to: (i) global business acquisitions; and (ii) the scaling of our digital and security capabilities, inclusive of increased subscription-based licences, contractor and cloud usage costs. The difference in growth rates between EBITDA and Adjusted EBITDA is attributable to higher restructuring and other costs in the third quarter of 2025, and lower restructuring and other costs in the first nine months of 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

TELUS Health Adjusted EBITDA margin increased by 0.6 percentage points in the third quarter of 2025 and 1.5 percentage points in the first nine months of 2025. While this improvement was largely driven by our lower cost to serve and the continued realization of acquisition integration synergies, it was partially offset by costs incurred to scale our digital and security capabilities and one-time investments in post-acquisition integration, as previously described.

Adjusted EBITDA less capital expenditures – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Adjusted EBITDA	91	73	24%	258	202	27%
Capital expenditures	(56)	(53)	6%	(159)	(147)	8%
Adjusted EBITDA less capital expenditures[1]	35	20	75%	99	55	80%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health Adjusted EBITDA less capital expenditures increased by $15 million in the third quarter of 2025 and $44 million in the first nine months of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS health segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
EBITDA	79	64	22%	230	148	55%
Depreciation	(21)	(14)	50%	(44)	(67)	(34)%
Amortization of intangible assets	(105)	(88)	19%	(299)	(268)	12%
EBIT[1]	(47)	(38)	24%	(113)	(187)	(40)%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Health EBIT decreased by $9 million in the third quarter of 2025 and increased by $74 million in the first nine months of 2025. TELUS Health depreciation increased by $7 million in the third quarter of 2025 due to depreciation from business acquisitions. TELUS Health depreciation decreased by $23 million in the first nine months of 2025, primarily driven by lower real estate rationalization. TELUS Health amortization increased by $17 million in the third quarter of 2025 and $31 million in the first nine months of 2025, largely from amortization from business acquisitions.

5.6 TELUS digital experience segment

TELUS Digital trends

The historical trend over the past eight quarters in TELUS Digital revenue reflects changes in service volume demand from our existing clients and services provided to new clients. During 2024 and in the first nine months of 2025, we observed a stabilization in service volume demand after experiencing a notable reduction which became more pronounced beginning in the second quarter of 2023, arising from some of our larger technology clients, where the service volume reduction was more significant than expected, particularly in Europe. At the same time, several of our key clients also began to reduce their costs, which resulted in delays and near-term reductions in spending commitments. Intersegment revenues, which represents TELUS Digital’s largest single revenue source, have continued to increase year-over-year, comprising approximately 26% of total TELUS Digital revenues.

Goods and services purchased and Employee benefits expense increased, reflecting: (i) the expansion of our TELUS Digital team member base including higher training costs to service customer requirements as well as increased complexity from both existing and new customers; (ii) higher average salaries and wages over time, attrition and absenteeism; (iii) restructuring and other costs related to cost efficiency programs; (iv) changes in external labour requirements to support the growth in our digital services business; (v) changes in our crowdsourced-enabled workforce to support our AI and data solutions service line; (vi) increases in our software licensing costs associated with our growing team member base; and (vii) increases in administrative expenses and facility costs to support overall business growth. Beginning in the second quarter of 2023, Employee benefits expense was positively impacted by employee-related cost efficiency initiatives resulting in decreases in our team member count in certain regions in response to the reduction in service volume demand from some clients, and a favourable mix of labour sourced from lower-cost jurisdictions.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Depreciation and amortization has increased, reflecting growth in capital assets such as facilities, platform development in our AI and data solutions service line, and capital costs to maintain our existing operations, partially offset by the timing of full depreciation or amortization of existing capital assets.

TELUS Digital operating indicators

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Operating revenues by industry vertical
Tech and games	391	376	4%	1,217	1,127	8%
Communications and media	258	223	16%	748	655	14%
eCommerce and fintech	75	81	(7)%	236	262	(10)%
Healthcare	69	66	5%	211	196	8%
Banking, financial services and insurance	64	56	14%	179	158	13%
All others[1]	100	92	9%	294	274	7%
	957	894	7%	2,885	2,672	8%
Operating revenues by geographic region
Europe	263	263	—%	848	782	8%
North America	273	242	13%	813	742	10%
Asia-Pacific[2]	241	212	14%	687	648	6%
Central America and others[2]	180	177	2%	537	500	7%
	957	894	7%	2,885	2,672	8%

1   All others includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.

2   Effective for the first quarter of 2025, Asia-Pacific includes Africa geographic region and Central America and others includes South America geographic region. Comparative information has been restated to conform with the current period presentation.

Across all of our verticals, the reported rates of revenue growth were positively impacted by the strengthening of both the U.S. dollar and the European euro against the Canadian dollar compared to the same period in the prior year.

Revenue from our tech and games industry vertical increased by $15 million in the third quarter of 2025 and $90 million in the first nine months of 2025, primarily due to higher revenue from certain social media clients and certain other technology clients, partially offset by a decrease in revenue from other clients within this industry vertical. Revenue from our communications and media industry vertical increased by $35 million in the third quarter of 2025 and $93 million in the first nine months of 2025, driven primarily by more services provided to the TTech segment, partially offset by lower service revenue from certain other telecommunication clients. Revenue from our eCommerce and fintech industry vertical decreased by $6 million in the third quarter of 2025 and $26 million in the first nine months of 2025, due to a decline in service volumes. Revenue from our healthcare industry vertical increased by $3 million in the third quarter of 2025 and $15 million in the first nine months of 2025, primarily due to additional services provided to the TELUS health segment and certain other healthcare clients. Revenue from our banking, financial services and insurance industry vertical increased by $8 million in the third quarter of 2025 and $21 million in the first nine months of 2025, primarily due to growth from a variety of North American and global financial services clients. All other verticals increased by $8 million in the third quarter of 2025 and $20 million in the first nine months of 2025, due to higher revenue across various client accounts.

We serve our clients, who are primarily domiciled in North America and Europe, from multiple delivery locations across various geographic regions. In addition, our AI and data solutions service line clients are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. During both the third quarter and first nine months of 2025, we benefited from the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital Operating revenues. The table above presents the revenue generated in each geographic region, based on the location of our delivery centre or where the services were provided from, for the periods presented.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Operating revenues and other income – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Operating revenues (arising from contracts with customers)	708	675	5%	2,139	2,023	6%
Other income	—	3	(100)%	—	85	(100)%
External Operating revenues and other income	708	678	4%	2,139	2,108	1%
Intersegment revenues	249	219	14%	746	649	15%
TELUS Digital Operating revenues and other income	957	897	7%	2,885	2,757	5%

TELUS Digital Operating revenues and other income increased by $60 million in the third quarter of 2025 and $128 million in the first nine months of 2025.

Our Operating revenues (arising from contracts with customers) increased by $33 million in the third quarter of 2025 and $116 million in the first nine months of 2025, primarily attributable to: (i) the strengthening of both the U.S. dollar and the European euro against the Canadian dollar, which resulted in a favourable foreign currency impact on our TELUS Digital operating results; (ii) growth in services provided to existing clients, including certain social media clients; and (iii) new clients added since the same period in the prior year. These increases were partially offset by lower revenues earned from certain technology and eCommerce clients.

Other income decreased by $3 million in the third quarter of 2025 and $85 million in the first nine months of 2025, due to the prior period revision in our estimates of certain performance-based criteria associated with our provisions for written put options, which resulted in a reduction of our provisions for written put options.

Intersegment revenues represent services provided to the TTech and TELUS health segments. Such revenues are eliminated upon consolidation, together with the associated expenses, as well as the TELUS digital experience segment margin on costs capitalized within the TTech segment. Services have been provided to the TTech and TELUS health segments which include capital expenditures for software and contract acquisition costs that are deferred and amortized.

The increase in intersegment revenues in both the third quarter and first nine months of 2025 reflects the competitive benefits TELUS derives from the lower cost structure in the TELUS digital experience segment and the significant amounts of value-generating digital, customer experience, telecommunications, health and consumer goods solutions received, while maintaining control over the quality of the associated services delivered and, on a consolidated basis, retaining the margin that a third-party vendor would otherwise earn.

Operating expenses – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Goods and services purchased[1]	226	169	34%	588	483	22%
Employee benefits expense[1]	663	619	7%	2,048	1,802	14%
TELUS Digital operating expenses	889	788	13%	2,636	2,285	15%

1 Includes restructuring and other costs.

TELUS Digital operating expenses increased by $101 million in the third quarter of 2025 and $351 million in the first nine months of 2025. See TELUS Digital Adjusted EBITDA below for further details.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

EBITDA – TELUS digital experience segment

	Three-month periods ended September 30				Nine-month periods ended September 30
($ in millions, except margins)	2025	2024	Change		2025	2024	Change
EBITDA	68	109	(37)%		249	472	(47)%
Add restructuring and other costs included in EBITDA	37	22	n/m		117	44	n/m
Adjusted EBITDA[1]	105	131	(18)%		366	516	(29)%
EBITDA margin[2] (%)	7.1	12.1	(5.0	) pts.	8.7	17.1	(8.4	) pts.
Adjusted EBITDA margin[2] (%)	11.1	14.5	(3.4	) pts.	12.7	18.7	(6.0	) pts.

1    For certain metrics, there are definitional differences between TELUS and TELUS Digital reporting. These differences largely arise from TELUS Digital adopting definitions consistent with practice in its industry.

2    These are non-GAAP and other specified financial measures. See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBITDA decreased by $41 million or 37% in the third quarter of 2025 and $223 million or 47% in the first nine months of 2025. TELUS Digital Adjusted EBITDA decreased by $26 million or 18% in the third quarter of 2025 and $150 million or 29% in the first nine months of 2025, while Adjusted EBITDA margin decreased by 3.4 percentage points in the third quarter of 2025 and 6.0 percentage points in the first nine months of 2025. The decrease in Adjusted EBITDA in the third quarter of 2025 was primarily due to an increase in salaries and benefits and goods and services purchased outpacing revenue growth, partially offset by lower share-based compensation. The decrease in Adjusted EBITDA in the first nine months of 2025 was largely due to Other income generated in the prior year’s comparative period associated with a reduction of our provisions for written put options, in addition to the same factors as the third quarter.

Adjusted EBITDA less capital expenditures – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
Adjusted EBITDA	105	131	(18)%	366	516	(29)%
Capital expenditures	(42)	(30)	40%	(126)	(96)	31%
Adjusted EBITDA less capital expenditures[1]	63	101	(38)%	240	420	(43)%

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital Adjusted EBITDA less capital expenditures decreased by $38 million in the third quarter of 2025 and $180 million in the first nine months of 2025. See Section 7.3 for further discussion of capital expenditures.

EBIT – TELUS digital experience segment

	Three-month periods ended September 30			Nine-month periods ended September 30
($ in millions)	2025	2024	Change	2025	2024	Change
EBITDA	68	109	(37)%	249	472	(47)%
Depreciation	(71)	(46)	54%	(177)	(141)	26%
Amortization of intangible assets	(61)	(63)	(3)%	(192)	(184)	4%
Impairment of goodwill	—	—	n/m	(500)	—	n/m
EBIT[1]	(64)	—	n/m	(620)	147	n/m

1 See Section 11.1 Non-GAAP and other specified financial measures.

TELUS Digital EBIT decreased by $64 million in the third quarter of 2025, and $767 million in the first nine months of 2025. The decrease was primarily attributable to a goodwill impairment charge recorded in the second quarter of 2025, as the recoverable amount of the TELUS digital experience cash-generating unit was less than its carrying amount. Excluding this impairment, the decrease in EBIT was in line with the decrease in EBITDA, in addition to higher depreciation from increased real estate rationalization.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

6.	Changes in financial position

Financial position at:	Sept. 30	Dec. 31
($ millions)	2025	2024	Change	Change includes:
Current assets
Cash and temporary investments, net	1,827	869	958	See Section 7 Liquidity and capital resources
Accounts receivable	3,644	3,689	(45)	An improvement in days sales outstanding, as well as a decrease in accounts receivable arising from sales volume from our dealer and retail channels and lower unbilled customer finance receivables
Income and other taxes receivable	74	146	(72)	Instalments to date are less than the expense
Inventories	455	629	(174)	A decrease mainly driven by a reduction in new handsets, and inventories at our dealer and retail channels
Contract assets	445	465	(20)	Refer to description in non-current contract assets
Costs incurred to obtain or fulfill contracts with customers	395	366	29	An increase driven by initiatives increasing commissions
Prepaid maintenance and other	511	403	108	An increase driven by the annual prepayment of maintenance contracts, statutory employee benefits, and wireless spectrum license fees
Current derivative assets	37	65	(28)	A decrease primarily due to a smaller spread between hedged foreign exchange rates and actual foreign exchange rates at the end of the period.
Current liabilities
Short-term borrowings	922	922	—	See Note 22 of the interim consolidated financial statements
Accounts payable and accrued liabilities	3,556	3,630	(74)	A decrease primarily reflecting a reduction in accrued liabilities, liabilities associated with payroll and other employee-related accruals, and trade accounts payable, largely offset by an increase in interest payable. See Note 23 of the interim consolidated financial statements
Income and other taxes payable	153	142	11	Instalments to date are less than the expense
Dividends payable	639	605	34	Effects of an increase in the dividend rate and number of shares outstanding
Advance billings and customer deposits	977	1,039	(62)	A decrease in advanced billings primarily due to lower inventory across our dealer and retail distribution channels. See Note 24 of the interim consolidated financial statements
Provisions	293	241	52	An increase primarily due to the reclassification of long-term written put options and contingent consideration, and National Contribution Fund, partially offset by a decrease in employee-related provisions
Current maturities of long-term debt	3,200	3,246	(46)	A decrease due to the repayment of $800 million Notes, Series CQ, in January 2025, a decrease in commercial paper outstanding, maturity of TELUS Communications Inc. debentures and repayment of the TELUS International (Cda) Inc. credit facility; partially offset by an increase due to the reclassification of long-term debt related to the upcoming maturity of $600 million Notes, Series CV, in March 2026 and the upcoming maturity of $800 million Notes, Series CZ, in July 2026
Current derivative liabilities	13	11	2	An increase in the notional amount of U.S. hedging items.
Working capital (Current assets subtracting Current liabilities)	(2,365)	(3,204)	839	TELUS normally has a negative working capital position. See Financing and capital structure management plans in Section 4.3 and Note 4(b) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Financial position at:	Sept. 30	Dec. 31
($ millions)	2025	2024	Change	Change includes:
Non-current assets
Property, plant and equipment, net	17,673	17,337	336	See Capital expenditures in Section 7.3 Cash used by investing activities and Depreciation in Section 5.3 Consolidated operations
Intangible assets, net	20,460	20,593	(133)	See Capital expenditures in Section 7.3 Cash used by investing activities and Amortization of intangible assets in Section 5.3 Consolidated operations
Goodwill, net	10,477	10,564	(87)	A decrease due to an impairment of goodwill partially offset by business acquisitions and fluctuations in foreign exchange rates. See Note 18 of the interim consolidated financial statements
Contract assets	257	325	(68)	A decrease driven by a lower volume of subsidized devices offset by our Bring-It-Back and TELUS Easy Payment programs
Other long-term assets	2,608	2,577	31	An increase primarily driven by portfolio investments, costs incurred to obtain or fulfill contracts with customers and investment in real estate joint ventures, partially offset by unbilled customer finance receivables, investments in associates and prepaid maintenance.
Non-current liabilities
Provisions	729	686	43	An increase primarily due to the reclassification of the National Contribution Fund offset by the reclassification of long-term written put options and contingent consideration
Long-term debt	25,789	25,608	181	See Section 7.4 Cash used by financing activities
Other long-term liabilities	933	869	64	An increase primarily due to the increase in deferred revenues, as well as increases in derivative liabilities arising from strengthening of the Canadian dollar relative to the U.S. dollar and deferred capital expenditure government grants
Deferred income taxes	4,137	4,231	(94)	An overall decrease in temporary differences between the accounting and tax basis of assets and liabilities.
Owners’ equity
Common equity	15,873	15,620	253	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements
Non-controlling interests	1,649	1,178	471	See Consolidated statements of changes in owners’ equity in the interim consolidated financial statements.

7.	Liquidity and capital resources

This section contains forward-looking statements, including those in respect of our TELUS Corporation Common Share dividend payout ratio and net debt to EBITDA – excluding restructuring and other costs ratio. See Caution regarding forward-looking statements at the beginning of this MD&A.

7.1 Overview

Our capital structure financial policies and financing and capital structure management plans are described in Section 4.3.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Cash flows

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2025	2024	Change	2025	2024	Change
Cash provided by operating activities	1,493	1,432	61	3,736	3,770	(34)
Cash used by investing activities	(660)	(782)	122	(2,355)	(3,029)	674
Cash used by financing activities	(2,688)	(763)	(1,925)	(423)	(791)	368
Increase (decrease) in Cash and temporary investments, net	(1,855)	(113)	(1,742)	958	(50)	1,008
Cash and temporary investments, net, beginning of period	3,682	927	2,755	869	864	5
Cash and temporary investments, net, end of period	1,827	814	1,013	1,827	814	1,013

7.2 Cash provided by operating activities

Analysis of changes in cash provided by operating activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2025	2024	Change	2025	2024	Change
Operating revenues and other income (see Section 5.3)	5,106	5,099	7	15,245	15,005	240
Goods and services purchased (see Section 5.3)	(1,942)	(1,868)	(74)	(5,647)	(5,503)	(144)
Employee benefits expense (see Section 5.3)	(1,411)	(1,475)	64	(4,422)	(4,432)	10
Restructuring and other costs, net of disbursements	18	21	(3)	10	5	5
Share-based compensation expense, net of payments	42	44	(2)	121	110	11
Net employee defined benefit plans expense	16	16	—	45	50	(5)
Employer contributions to employee defined benefit plans	(6)	(2)	(4)	(16)	(16)	—
Gain on contributions of real estate to joint ventures	(13)	(49)	36	(21)	(102)	81
(Income) loss from equity accounted investments	1	3	(2)	(1)	13	(14)
Gain on purchase of long-term debt (see Section 5.3)	(222)	—	(222)	(222)	—	(222)
Unrealized changes in VPPAs (see Section 5.3)	—	125	(125)	—	228	(228)
Interest paid	(399)	(362)	(37)	(1,078)	(1,011)	(67)
Interest received	16	9	7	38	30	8
Income taxes paid, net of recoveries received	(77)	(63)	(14)	(374)	(258)	(116)
Other operating working capital changes	364	(66)	430	58	(349)	407
Cash provided by operating activities	1,493	1,432	61	3,736	3,770	(34)

Cash provided by operating activities increased by $61 million in the third quarter of 2025 and decreased by $34 million in the first nine months of 2025.

•	Gain on contributions of real estate to joint ventures decreased by $36 million in the third quarter of 2025 and $81 million in the first nine months of 2025, as we had contributed more properties to real estate joint ventures in the prior periods.

•	Interest paid increased by $37 million in the third quarter of 2025 and $67 million in the first nine months of 2025, largely due to: (i) the issuance of $700 million of notes in the third quarter of 2024; (ii) interest paid on notes purchased during the tender offer process described in Section 1.3; and (iii) increased draws on the securitization trust.

•	Income taxes paid, net of recoveries received, increased by $14 million in the third quarter of 2025 and $116 million in the first nine months of 2025, primarily due to greater required income tax instalments attributable to greater income before income taxes.

•	For a discussion of other operating working capital changes, see Section 6 Changes in financial position and Note 31(a) of the interim consolidated financial statements.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

7.3 Cash used by investing activities

Analysis of changes in cash used by investing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2025	2024	Change	2025	2024	Change
Cash payments for capital assets, excluding spectrum licences	(634)	(679)	45	(1,886)	(2,157)	271
Cash payments for spectrum licences	—	—	—	—	(620)	620
Cash payments for acquisitions, net	(3)	(91)	88	(464)	(258)	(206)
Advances to, and investment in, real estate joint ventures and associates	(1)	(7)	6	(1)	(12)	11
Real estate joint venture receipts	—	2	(2)	1	5	(4)
Proceeds on disposition	3	—	3	76	21	55
Investment in portfolio investments and other	(25)	(7)	(18)	(81)	(8)	(73)
Cash used by investing activities	(660)	(782)	122	(2,355)	(3,029)	674

Cash used by investing activities decreased by $122 million in the third quarter of 2025 and $674 million in the first nine months of 2025.

•	The decrease in Cash payments for capital assets, excluding spectrum licences in both the third quarter and first nine months of 2025 was primarily composed of:

•	A reduction in capital expenditures of $16 million in the third quarter of 2025 and $167 million in the first nine months of 2025 (see Capital expenditure measures table and discussion below).

•	Lower capital expenditure payments of $29 million in the third quarter of 2025 and $104 million in the first nine months of 2025 with respect to payment timing differences.

•	Cash payments for spectrum licences decreased by $620 million in the first nine months of 2025 as cash payments for spectrum licences made in 2024 were related to the 3800 MHz spectrum auction.

•	Cash payments for acquisitions, net, were $88 million lower in the third quarter of 2025 as we made greater payments in the third quarter of 2024 for individually immaterial business acquisitions that were complementary to our existing lines of business. Cash payments for acquisitions, net, were $206 million higher in the first nine months of 2025, primarily driven by cash payments for the acquisition of Workplace Options in the second quarter of 2025.

•	Proceeds on disposition were $3 million higher in the third quarter of 2025. Proceeds on disposition were $55 million higher in the first nine months of 2025, driven by the divestiture of non-core assets as planned, which will allow us to enhance our strategic focus on core businesses. This compares to the sale of associates in the comparative period.

•	Investment in portfolio investments and other increased by $18 million in the third quarter of 2025, primarily as a result of investments in a larger number of portfolio investments. Investment in portfolio investments and other increased by $73 million in the first nine months of 2025, largely attributable to the impact of the receipt of deferred capital expenditure government grants in the comparative period and a decline in capital inventory in the comparative period.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Capital expenditure measures

	Three-month periods ended September 30				Nine-month periods ended September 30
($ millions, except capital expenditure intensity)	2025	2024	Change		2025	2024	Change
Capital expenditures[1]
TELUS technology solutions segment (TTech)
TTech operations[2]	534	569	(6)%		1,611	1,808	(11)%
TTech real estate development	36	28	29%		65	65	—%
	570	597	(5)%		1,676	1,873	(11)%
TELUS health segment (TELUS Health)	56	53	6%		159	147	8%
TELUS digital experience segment (TELUS Digital)	42	30	40%		126	96	31%
Eliminations	(16)	(12)	33%		(44)	(32)	38%
Consolidated	652	668	(2)%		1,917	2,084	(8)%
TTech capital expenditure intensity[3] (%)	14	14	—	pts.	14	16	(2)	pts.
TELUS Health capital expenditure intensity[3] (%)	11	12	(1)	pt.	10	11	(1)	pt.
TELUS Digital capital expenditure intensity[3] (%)	4	3	1	pt.	4	3	1	pt.
Consolidated capital expenditure intensity[3] (%)	12	13	(1)	pt.	12	13	(1)	pt.

1	Capital expenditures include assets purchased, excluding right-of-use lease assets, but not yet paid for. Consequently, capital expenditures differ from Cash payments for capital assets, excluding spectrum licences, as reported in the interim consolidated statements of cash flows. Refer to Note 31 of the interim consolidated financial statements for further information.
2	2024 restated.
3	See Section 11.1 Non-GAAP and other specified financial measures.

Consolidated capital expenditures decreased by $16 million in the third quarter of 2025 and $167 million in the first nine months of 2025.

Capital expenditures in support of TTech operations were $35 million lower in the third quarter of 2025 and $197 million lower in the first nine months of 2025. These decreases primarily resulted from the planned slowdown of our fibre and wireless network builds and systems development and the planned transition of fibre builds to a partner-build model for brownfield and new growth markets. Our capital investments in TTech operations have enabled: (i) ongoing growth in our internet, TV and security and automation subscriber bases, as well as the connection of more premises to our fibre network; (ii) the extended coverage of our 5G network; and (iii) enhancement of our product and digital development to improve system capacity and reliability. By September 30, 2025, our 5G network covered approximately 32.9 million Canadians, representing approximately 89% of the population.

Capital expenditures in support of TTech real estate development increased by $8 million in the third quarter of 2025 and were unchanged in the first nine months of 2025. The increase in the third quarter of 2025 was driven by increased investments in TELUS OceanTM, a mixed use development in Victoria, B.C.

TELUS Health capital expenditures increased by $3 million in the third quarter of 2025 and $12 million in the first nine months of 2025, driven by increased investments to support clinic expansions and business acquisitions. Our TELUS Health capital expenditures continue to invest in the expansion of our digital health product offerings and capabilities, as well as support for business integration.

TELUS Digital capital expenditures increased by $12 million in the third quarter of 2025 and $30 million in the first nine months of 2025, primarily due to higher investments in site builds in Asia-Pacific and Europe, as well as increased investments in our digital solutions service line.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

7.4 Cash used by financing activities

Analysis of changes in cash used by financing activities

	Three-month periods ended September 30			Nine-month periods ended September 30
($ millions)	2025	2024	Change	2025	2024	Change
Dividends paid to holders of Common Shares	(408)	(384)	(24)	(1,215)	(1,174)	(41)
Issue (repayment) of short-term borrowings, net	3	(118)	121	12	822	(810)
Long-term debt issued	1,381	1,294	87	9,513	5,083	4,430
Redemptions and repayment of long-term debt	(4,910)	(1,529)	(3,381)	(9,948)	(5,480)	(4,468)
Equity of subsidiary issued to non-controlling interest	1,261	—	1,261	1,261	—	1,261
Shares of subsidiary purchased from non controlling interests, net	—	(25)	25	—	(25)	25
Other	(15)	(1)	(14)	(46)	(17)	(29)
Cash used by financing activities	(2,688)	(763)	(1,925)	(423)	(791)	368

Cash used by financing activities increased by $1.9 billion in the third quarter of 2025 and decreased by $368 million in the first nine months of 2025.

Dividends paid to holders of Common Shares

Our dividend reinvestment and share purchase (DRISP) plan trustee acquired Common Shares from Treasury for the DRISP plan, rather than acquiring shares in the stock market. Effective with the dividends paid on October 1, 2019, we offered Common Shares from Treasury at a discount of 2%. Cash payments for dividends increased by $24 million in the third quarter of 2025 and $41 million in the first nine months of 2025, which reflected higher dividend rates under our dividend growth program (see Section 4.3) and an increase in the number of shares outstanding. During the third quarter of 2025, our DRISP plan trustee acquired Common Shares for $226 million.

In October 2025, we paid dividends of $413 million to the holders of Common Shares and the trustee acquired dividend reinvestment Common Shares from Treasury for $226 million, totalling $639 million.

Issue (repayment) of short-term borrowings, net

In the second quarter of 2024, we entered into an agreement with an arm’s-length securitization trust (see Section 7.7 Short-term borrowings). During the first quarter of 2025, we drew down $0.4 billion. During the second quarter of 2025, we repaid $0.4 billion, including the effect of net-settled derivatives. This compares to the second quarter of 2024, where we drew short-term borrowings of $1.0 billion under the current securitization trust and repaid $0.1 billion of short-term borrowings under the previous trust. Additionally in the third quarter of 2024, we repaid $0.1 billion under the current securitization trust.

Long-term debt issued and Redemptions and repayment of long-term debt

In the third quarter of 2025, long-term debt issued increased by $87 million, while redemptions and repayment of long-term debt increased by $3.4 billion. These changes were primarily composed of:

•	A net increase in commercial paper outstanding, including foreign exchange effects, of $49 million to a balance of $1.0 billion (US$0.7 billion) at September 30, 2025, from a balance of $1.0 billion (US$0.7 billion) at June 30, 2025. Our commercial paper program provides funds at a lower cost than our revolving credit facility and is fully backstopped by the revolving credit facility (see Section 7.6 Credit facilities).

•	The notes purchased during the tender offer process described in Section 1.3.

•	The repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025.

•	The repayment upon maturity of $200 million TELUS Communications Inc. 8.80% Series B Debentures, due September 2025.

For the first nine months of 2025, long-term debt issued increased by $4.4 billion, while redemptions and repayment of long-term debt increased by $4.5 billion. In addition to some activity from the third quarter of 2025, the change in balance for the first nine months of 2025 was primarily composed of:

•	A net decrease in commercial paper outstanding, including foreign exchange effects, of $0.4 billion from a balance of $1.4 billion (US$1.0 billion) at December 31, 2024.

•	The repayment upon maturity of $800 million of 3.75% Notes, Series CQ, due January 2025.

•	The April 21, 2025 issuance of $1.1 billion of fixed-to-fixed rate junior subordinated Series CAR notes initially bearing interest at 6.25% and $500 million of fixed-to-fixed rate junior subordinated Series CAS notes initially bearing interest at 6.75%, both series maturing on July 21, 2055. The net proceeds were used for the repayment of outstanding indebtedness, including the repayment of commercial paper, the reduction of cash amounts outstanding under an arm’s-length securitization trust, the repayment of TELUS revolving credit facility amounts outstanding, and for other general corporate purposes.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

•	The $375 million re-opening of our fixed-to-fixed rate junior subordinated notes, Series CAR and the $425 million re-opening of our fixed-to-fixed rate junior subordinated notes, Series CAS, both on June 19, 2025. The net proceeds were used to reduce outstanding indebtedness, including to reduce the amount of commercial paper outstanding, and for other general corporate purposes.

•	The June 27, 2025 issuance of US$700 million of fixed-to-fixed rate junior subordinated Series A notes initially bearing interest at 6.625% and US$800 million of fixed-to-fixed rate junior subordinated Series B notes initially bearing interest at 7.00%, both series maturing on October 15, 2055. The net proceeds were used to fund our tender offers, as further described in Note 26(b) of the interim consolidated financial statements.

•	The draw-down of $574 million (US$415 million) on the unsecured non-revolving $600 million bank credit facility with a financial institution during the second quarter of 2025, all of which had been repaid in the same period.

The average term to maturity of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 13.2 years at September 30, 2025, an increase from 10.4 years at December 31, 2024 and from 10.6 years at September 30, 2024. Additionally, the weighted average cost of our long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) was 4.61% at September 30, 2025, an increase from 4.37% at December 31, 2024 and from 4.40% at September 30, 2024.

Equity of subsidiary issued to non-controlling interest

In the third quarter of 2025, equity of subsidiary issued to non-controlling interest was related to the formation of Terrion as described in Section 1.3 and Note 28(b) of the interim consolidated financial statements.

Shares of subsidiary purchased from non-controlling interests, net

In the third quarter of 2024, we acquired 5.4 million subordinate voting shares of TELUS International (Cda) Inc. over the facilities of the Toronto Stock Exchange.

Other

In the third quarter of 2025, we incurred costs related to the formation of Terrion as described in Section 1.3. In the second quarter of 2025, we incurred debt issuance costs in connection with the issuances of our Series CAR, Series CAS, Series A and Series B notes described in Section 7.4. This was greater than the debt issuance costs in connection with the three-tranche note issuance in the first quarter of 2024.

7.5 Liquidity and capital resource measures

Net debt was $25.7 billion at September 30, 2025, a decrease of $2.4 billion compared to one year earlier, resulting mainly from: (i) the notes purchased during the tender offer process described in Section 1.3; (ii) greater Cash and temporary investments; (iii) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025; (iv) the repayment upon maturity of 3.75% Notes, Series CQ, in the first quarter of 2025; and (v) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025. These factors were partially offset by the second quarter 2025 issuances of: $1.5 billion of 6.25% Fixed-to-Fixed Rate, Series CAR notes, $925 million of 6.75% Fixed-to-Fixed Rate, Series CAS notes, US$700 million of 6.625% Fixed-to-Fixed Rate Series A notes and US$800 million of 7.00% Fixed-to-Fixed Rate Series B notes, as described in Section 7.4 (for purposes of calculating leverage ratios, only one-half of the principal of our junior subordinated notes are included as debt).

Fixed-rate debt as a proportion of total indebtedness, which excludes lease liabilities and other long-term debt, was 92% as at September 30, 2025, up from 89% one year earlier. The increase was primarily due to: (i) the second quarter 2025 issuances of: $1.5 billion of 6.25% Fixed-to-Fixed Rate, Series CAR notes, $925 million of 6.75% Fixed-to-Fixed Rate, Series CAS notes, US$700 million of 6.625% Fixed-to-Fixed Rate Series A notes and US$800 million of 7.00% Fixed-to-Fixed Rate Series B notes, as described in Section 7.4; and (ii) the repayment of the TELUS International (Cda) Inc. credit facility in the third quarter of 2025. These factors were partially offset by: (i) the repayment upon maturity of 3.75% Notes, Series CQ, in the first quarter of 2025; and (ii) the repayment upon maturity of the TELUS Communications Inc. debentures in the third quarter of 2025.

Our Net debt to EBITDA – excluding restructuring and other costs ratio supports our financial objective of maintaining investment-grade credit ratings, which facilitates reasonable access to capital. This ratio was 3.5 times, as measured at September 30, 2025, down from 3.8 times one year earlier. The decrease was largely due to the effect of the decrease in net debt levels, primarily due to the junior subordinated notes equity credit, partially offset by spectrum acquisitions and business acquisitions. TTech and TELUS Health EBITDA growth decreased the ratio by approximately 0.1; TELUS Digital EBITDA decline increased the ratio by approximately 0.1; net debt levels were already elevated in the current and comparative periods due to our spectrum acquisitions and business acquisitions. As at September 30, 2025, the acquisition of spectrum licences increased the ratio by approximately 0.6, and business combinations increased the ratio by approximately 0.1, while the junior subordinated notes equity credit decreased the ratio by approximately 0.3 and equity issued by our Terrion subsidiary to a non-controlling interest decreased the ratio by approximately 0.2. Our recent acquisitions of spectrum licences have increased our national spectrum holdings and represent an investment in building greater network capacity to support the ongoing growth in demand for data, as well as growth in our mobile subscriber base. Given the cash demands of the 600 MHz auction held in 2019, the 3500 MHz auction held in 2021, the 3800 MHz auction held in 2023 (paid in fiscal 2024) and the upcoming auction for millimetre wave spectrum, the assessment of the guideline and timing of return to the objective range remains to be determined; however, it is our intent to return to a ratio of circa 2.7 in the medium term (following the spectrum auctions in 2021 and 2023, and the upcoming millimetre wave spectrum auction), consistent with our long-term strategy. We have an objective of achieving a ratio of circa 3.0 in 2027. While this ratio exceeds our long-term objective range, we are well in compliance with the leverage ratio covenant in our credit facilities, which states that we may not permit our leverage ratio to exceed 4.25 to 1.00 at September 30, 2025 (see Section 7.6 Credit facilities).

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Liquidity and capital resource measures

As at, or for the 12-month periods ended, September 30	2025	2024	Change
Components of debt and coverage ratios ($ millions)
Long-term debt	28,989	28,000	989
Net debt[1]	25,663	28,109	(2,446)
Net income	807	928	(121)
EBITDA – excluding restructuring and other costs[1]	7,353	7,342	11
Financing costs	1,192	1,533	(341)
Net interest cost[1]	1,418	1,370	48
Debt ratios
Fixed-rate debt as a proportion of total indebtedness (excluding lease liabilities and other long-term debt) (%)	92	89	3	pts.
Average term to maturity of long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (years)	13.2	10.6	2.6
Weighted average interest rate on long-term debt (excluding commercial paper, TELUS bank credit facilities, the revolving components of the repaid TELUS International (Cda) Inc. credit facility, lease liabilities and other long-term debt) (%)	4.61	4.40	0.21	pts.
Net debt to EBITDA – excluding restructuring and other costs[1] (times)	3.5	3.8	(0.3)
Coverage ratios[1] (times)
Earnings coverage	2.1	1.9	0.2
EBITDA – excluding restructuring and other costs interest coverage	5.2	5.4	(0.2)
Other measures[1] (%)
Determined using most comparable IFRS Accounting Standards measures
Ratio of Common Share dividends declared to cash provided by operating activities – less capital expenditures	106	92	14	pts.
Determined using management measures
Common Share dividend payout ratio – net of dividend reinvestment plan effects	75	76	(1)	pt.

1	See Section 11.1 Non-GAAP and other specified financial measures.

Earnings coverage ratio for the 12-month period ended September 30, 2025 was 2.1 times, up from 1.9 times one year earlier. An increase in income before borrowing costs and income taxes raised the ratio by 0.4, while an increase in borrowing costs lowered the ratio by 0.2. Excluding restructuring and other costs, the earnings coverage ratio would be 2.3 times.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

EBITDA – excluding restructuring and other costs interest coverage ratio for the 12-month period ended September 30, 2025 was 5.2 times, down from 5.4 times one year earlier. An increase of $48 million in net interest costs decreased the ratio by 0.2.

Common Share dividend payout ratios: Actual Common Share dividend payout decisions will continue to be subject to our Board’s assessment of our financial position and outlook, as well as our long-term Common Share dividend payout objective range of 60 to 75% of prospective free cash flow. So as to be consistent with the way we manage our business, our Common Share dividend payout ratio is presented as a historical measure calculated as the sum of the dividends declared in the most recent four quarters for Common Shares, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of the most recent four quarters’ free cash flow amounts for interim reporting periods. For fiscal years, the denominator is annual free cash flow. The historical measure for the 12-month period ended September 30, 2025 is presented for illustrative purposes in evaluating our objective range. As at September 30, 2025, the ratio was within the objective range.

7.6 Credit facilities

At September 30, 2025, we had over $1.7 billion of liquidity available from the TELUS revolving credit facility. We are well within our objective of generally maintaining at least $1 billion of available liquidity.

TELUS credit facilities

We have a $2.75 billion (or U.S. dollar equivalent) unsecured revolving credit facility with a syndicate of financial institutions, expiring August 21, 2030. The revolving credit facility is used for general corporate purposes, including the backstop of commercial paper, as required.

During the three-month period ended June 30, 2025, we had an unsecured non-revolving $600 million (or U.S. dollar equivalent) bank credit facility with a financial institution which was to be used for general corporate purposes. We had drawn $574 million (US$415 million) on the credit facility during the three-month period ended June 30, 2025, all of which had been repaid in the same period; in accordance with its non-revolving nature, the credit facility was subsequently terminated in June 2025.

TELUS revolving credit facility at September 30, 2025

($ millions)	Expiry	Size	Drawn	Outstanding undrawn letters of credit	Backstop for commercial paper program	Available liquidity
Revolving credit facility[1]	Aug. 21, 2030	2,750	—	—	(1,040)	1,710

1	Canadian dollars or U.S. dollar equivalent.

Our credit facilities contain customary covenants, including a requirement that we not permit our consolidated leverage ratio to exceed 4.25 to 1.00 and that we not permit our consolidated coverage ratio to be less than 2.00 to 1.00 at the end of any financial quarter. As at September 30, 2025, our consolidated leverage ratio was 3.5 to 1.00 and our consolidated coverage ratio was 5.2 to 1.00. These ratios are expected to remain well within the covenants. There are certain minor differences in the calculation of the leverage ratio and coverage ratio under the revolving credit facility, as compared with the calculation of Net debt to EBITDA – excluding restructuring and other costs and EBITDA – excluding restructuring and other costs interest coverage. Historically, the calculations are substantially similar. The covenants are not impacted by revaluation, if any, of Property, plant and equipment, Intangible assets or Goodwill for accounting purposes. Continued access to our credit facilities is not contingent on maintaining a specific credit rating.

Commercial paper

TELUS Corporation has an unsecured commercial paper program, which is backstopped by our revolving credit facility, allowing us to issue commercial paper up to a maximum aggregate equivalent amount at any one time of $2.1 billion (US$1.5 billion maximum) as at September 30, 2025. We use foreign currency forward contracts to manage currency risk arising from U.S. dollar-denominated commercial paper. The commercial paper program is used for general corporate purposes, including, but not limited to, capital expenditures and investments. Our ability to reasonably access the commercial paper market in the United States is dependent on our credit ratings (see Section 7.8 Credit ratings).

Other unsecured long-term debt

As at September 30, 2025, other (unsecured) includes preferred shares issued by a wholly-owned subsidiary to a private equity investor, in connection with the acquisition of Workplace Options, as set out in Note 18(b) of the interim consolidated financial statements, and IFRS Accounting Standards required that these financial instruments be accounted for as financial liabilities. The preferred shares are unsubordinated obligations, are senior in right of payment to all of our existing and future subordinated indebtedness, and are effectively subordinated to all existing and future obligations of, or guaranteed by, our subsidiaries.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Junior subordinated notes

The notes are direct unsecured obligations and are subordinated to all existing and future senior indebtedness and are effectively subordinated to all existing and future indebtedness and obligations of, or guaranteed by, our subsidiaries. For purposes of calculating leverage ratios, only one-half of the principal is included as debt in the initial post-issuance decade. See Note 26(f) of the interim consolidated financial statements for additional details.

TELUS International (Cda) Inc. credit facility

During the third quarter of 2025, TELUS International (Cda) Inc. had a credit facility, secured by its assets, which was to expire on January 3, 2028, with a syndicate of financial institutions, including TELUS Corporation; during the three-month period ended September 30, 2025, the credit facility was repaid. The credit facility was comprised of US$800 million in revolving components and US$1.2 billion in amortizing term loan components, with TELUS Corporation as approximately 7.2% lender in both components. The credit facility was non-recourse to TELUS Corporation.

The term loan components were subject to amortization schedules which required that a minimum of 5% of the principal advanced be repaid each year of the term of the agreement, with the balance due at maturity.

Other letter of credit facilities

At September 30, 2025, we had $67 million of letters of credit outstanding issued under various uncommitted facilities. These letter of credit facilities are in addition to our ability to provide letters of credit under our committed revolving bank credit facility. Available liquidity under various uncommitted letter of credit facilities was $118 million at September 30, 2025.

Other secured long-term debt

Other liabilities incur interest at 4.4%, are secured by the AWS-4 spectrum licences associated with these other liabilities, and are subject to amortization schedules, so that the principal is repaid over the periods to maturity, the last period ending March 31, 2035.

Lease liabilities

Lease liabilities are subject to amortization schedules, so that the principal is repaid over various periods, which include reasonably expected renewals. The weighted average interest rate on lease liabilities was approximately 5.2% as at September 30, 2025.

7.7 Short-term borrowings

On May 22, 2024, we entered into an agreement with an arm’s-length securitization trust associated with a major Schedule I bank allowing us to borrow up to a maximum of $1.6 billion, secured by certain trade receivables and unbilled customer finance receivables; the term of this revolving period securitization agreement ends May 22, 2027, and requires minimum cash advances of approximately $920 million. Funding under the agreement may be provided in either Canadian dollars or U.S. dollars. Currency risk associated with funding denominated in U.S. dollars is managed through the use of foreign currency forward contracts. Available liquidity under this agreement was $680 million as at September 30, 2025. (See Note 22 of the interim consolidated financial statements.)

7.8 Credit ratings

We continued to have investment-grade ratings in the third quarter of 2025 and as at November 7, 2025. We believe adherence to most of our stated financial policies (see Section 4.3), coupled with our efforts to maintain a constructive relationship with banks, investors and credit rating agencies, continues to provide reasonable access to capital markets.

7.9 Financial instruments, commitments and contingent liabilities

Financial instruments

Our financial instruments, their accounting classification and the nature of certain risks to which they may be exposed were described in Section 7.9 in our 2024 annual MD&A.

Liquidity risk

As a component of our capital structure financial policies, discussed in Section 4.3 Liquidity and capital resources, we manage liquidity risk by: maintaining a daily cash pooling process that enables us to manage our available liquidity and our liquidity requirements according to our actual needs; maintaining a short-term borrowing agreement associated with trade receivables and unbilled customer finance receivables; maintaining bilateral bank facilities and syndicated credit facilities; maintaining a supply chain financing program; maintaining a commercial paper program; maintaining an in-effect shelf prospectus; continuously monitoring forecast and actual cash flows; and managing maturity profiles of financial assets and financial liabilities.

As at September 30, 2025, TELUS Corporation could offer an unlimited amount of securities in Canada, and US$3.5 billion of securities in the United States, qualified pursuant to a Canadian shelf prospectus effective until September 2026.

As at September 30, 2025, we had more than $1.7 billion of liquidity available from the TELUS revolving credit facility and $680 million available under our trade receivables and unbilled customer finance receivables securitization program (see Section 7.7 Short-term borrowings). Including cash and temporary investments of $1.8 billion, we had over $4.2 billion of liquidity available at September 30, 2025 (see Section 11.1 Non-GAAP and other specified financial measures). This aligns with our objective of generally maintaining at least $1 billion of available liquidity. We believe our investment-grade credit ratings contribute to reasonable access to capital markets.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Commitments and contingent liabilities

Purchase obligations

As at September 30, 2025, our contractual commitments related to the acquisition of Property, plant and equipment were $212 million through to December 31, 2027, as compared to $267 million over a period ending December 31, 2027 reported as at December 31, 2024. The decrease was primarily due to executing on our planned capital investments, including real estate development initiatives.

Claims and lawsuits

A number of claims and lawsuits (including class actions and intellectual property infringement claims) seeking damages and other relief are pending against us and, in some cases, other mobile carriers and telecommunications service providers. As well, we have received notice of, or are aware of, certain possible claims (including intellectual property infringement claims) against us and, in some cases, other mobile carriers and telecommunications service providers.

It is not currently possible for us to predict the outcome of such claims, possible claims and lawsuits due to various factors, including: the preliminary nature of some claims; uncertain damage theories and demands; an incomplete factual record; uncertainty concerning legal theories and procedures and their resolution by the courts, at both the trial and the appeal levels; and the unpredictable nature of opposing parties and their demands.

However, subject to the foregoing limitations, management is of the opinion, based upon legal assessments and information presently available, that it is unlikely that any liability, to the extent not provided for through insurance or otherwise, would have a material effect on our financial position and the results of our operations, including cash flows, with the exception of the items disclosed in Note 29 of the interim consolidated financial statements.

7.10 Outstanding share information

Outstanding shares (millions)	September 30, 2025	October 31, 2025
Common Shares	1,535	1,548
Common Share options	1	1
Restricted share units and deferred share units – equity-settled	16	16

7.11 Transactions between related parties

Transactions with key management personnel

Our key management personnel, consisting of our Board of Directors and our Executive Team, have authority and responsibility for overseeing, planning, directing and controlling our activities. Total compensation expense for key management personnel was $20 million in the third quarter of 2025 and $64 million in the first nine months of 2025, compared to $25 million and $58 million in the respective periods in 2024. The increase in compensation expense for key management personnel in the first nine months of 2025 was due to greater share-based compensation. See Note 30(a) of the interim consolidated financial statements for additional details.

Transactions with defined benefit pension plans

We provided our defined benefit pension plans with management and administrative services on a cost recovery basis and actuarial services on an arm’s-length basis. Charges for these services were immaterial.

Transactions with real estate joint ventures and associate

During the three-month and nine-month periods ended September 30, 2025, we had recurring and non-recurring transactions with the real estate joint ventures, which are related parties, as set out in Note 21 of the interim consolidated financial statements.

As at September 30, 2025, we held an equity interest in Miovision Technologies Incorporated. Our judgment is that we obtained significant influence over the associate concurrent with acquiring our initial equity interest.

8.	Accounting matters

8.1 Critical accounting estimates and judgments

Our significant accounting policies are described in Note 1 of the Consolidated financial statements for the year ended December 31, 2024. The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments that affect: the reported amounts of assets and liabilities at the date of the financial statements; the disclosure of contingent assets and liabilities at the date of the financial statements; and the reported amounts and classification of income and expense during the reporting period. Actual results could differ from those estimates. Our critical accounting estimates and significant judgments are generally discussed with the Audit Committee each quarter and are described in Section 8.1 in our 2024 annual MD&A, which is hereby incorporated by reference.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

8.2 Accounting policy developments

Our accounting policy developments were discussed in Section 8.2 Accounting policy developments in our 2024 annual MD&A. See Note 2 of the interim consolidated financial statements for additional details.

9.	Update to general trends, outlook and assumptions, and regulatory developments and proceedings

This section contains forward-looking statements, which should be read together with the Caution regarding forward-looking statements at the beginning of this MD&A.

The assumptions for our 2025 outlook, as described in Section 9 in our 2024 annual MD&A, remain the same, except for the following:

•	For our revised estimated economic growth rates, inflation rates, annual unemployment rates and annual rates of housing starts on an unadjusted basis, see Section 1.2. The extent to which these economic estimates affect us and the timing of their impact will depend upon the actual experience of specific sectors of the Canadian economy.

•	Our cash income tax payments assumption has been revised downward to a range of approximately $420 million to $500 million from a range of approximately $500 million to $580 million. The decrease in our cash income tax payments range was primarily due to higher refunds received.

9.1 Communications industry regulatory developments and proceedings

Our telecommunications, broadcasting and radiocommunication services are regulated under federal laws by various authorities, including the Canadian Radio-television and Telecommunications Commission (CRTC), ISED, Canadian Heritage and the Competition Bureau.

The operations of our health business are also subject to various federal and provincial health laws and regulations, as well as policies, guidelines and directives issued by regulatory and administrative bodies. See Section 10.3 Regulatory matters in our 2024 annual MD&A.

The following is a summary of certain significant communications industry regulatory developments and proceedings that are relevant to our telecommunications and broadcasting business and our industry. This summary is not intended to be a comprehensive legal analysis or description of all of the specific issues described. Although we have indicated those issues for which we do not currently expect the outcome of a development or proceeding to be material for us, there can be no assurance that the expected outcome will occur or that our current assessment of its likely impact on us will be accurate. See Section 10.3 Regulatory matters in our 2024 annual MD&A.

Radiocommunication licences and spectrum-related matters

ISED regulates, among other matters, the allocation and use of radio spectrum in Canada and licenses radio apparatus, frequency bands and/or radio channels within various frequency bands to service providers and private users. The department also establishes the terms and conditions that may attach to such radio authorizations, including restrictions on licence transfers, coverage obligations, research and development obligations, annual reporting, and obligations concerning mandated roaming and antenna site sharing with competitors.

Mobile spectrum licence fee framework

On March 7, 2025, ISED released Decision on a Fee Framework and Amendments to Conditions of Licence for Certain Spectrum Licences Used to Provide Commercial Mobile Services Below 10 GHz. This is a new licence fee framework that will apply to spectrum licences issued outside of an auction process or auctioned licences renewed beyond their initial term. This new framework is largely in line with the framework as proposed by ISED in December 2024 in the consultation that led to this decision. It makes some spectrum bands now applicable for fees, but we had expected that these bands would be subject to fees. The new ISED framework goes into effect in March 2026. The impact upon TELUS of the new fee structure is not expected to be material.

Spectrum transfer moratorium and review of the spectrum transfer framework

On March 31, 2023, the Minister of Innovation, Science and Industry announced a moratorium on high-impact transfers of spectrum licences in commercial mobile bands. “High-impact” transfers are those that would have a significant effect on the ability of telecommunications service providers to offer wireless services in Canada. The Minister also directed ISED to launch a comprehensive review of Canada’s spectrum transfer framework, with the moratorium expiring once a new framework comes into effect. On September 8, 2025, ISED indicated that it expects a consultation on a new spectrum transfer framework to begin before the end of 2025. There is a risk that this moratorium could have a material impact on us depending on how long it remains in place.

Millimetre wave (mmWave) spectrum auction to support 5G

On June 5, 2019, ISED released its Decision on Releasing Millimetre Wave Spectrum to Support 5G, repurposing several tranches of mmWave spectrum for mobile use. On June 6, 2022, ISED issued its Consultation on a Policy and Licensing Framework for Spectrum in the 26, 28 and 38 GHz bands, which is the first step in setting the auction framework rules, including competitive measures for these mmWave bands. On March 6, 2025, ISED issued Consultation on the 26 GHz and 38 GHz Bands, amending the June 2022 consultation to further develop the framework for an upcoming mmWave auction. There is a risk that the auction rules will favour certain carriers over us and impact our ability to acquire an adequate quantity of mmWave spectrum. ISED has not indicated when the mmWave auction will commence.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

2026 auction of residual spectrum licences

On August 28, 2025, ISED released a Notice of 2026 Auction of Residual Spectrum Licences. This notice establishes the procedures for a residual spectrum auction of unsold or returned licences that is set to take place in late January 2026. The deadline for receipt of applications and financial deposits for participation in the auction is December 2, 2025. Auction sealed bids for allocation stage is January 27, 2026 and sealed bids for assignment stage is January 30, 2026.

Regulatory and federal government reviews

The CRTC and the federal government have initiated public proceedings to review various matters. A number of key proceedings are discussed below.

Review of the wholesale high-speed access service framework

On August 13, 2024, the CRTC issued Telecom Regulatory Policy CRTC 2024-180 (TRP 2024-180), Competition in Canada’s Internet service markets. TRP 2024-180 is the CRTC’s final decision further to its consultation on the wholesale high-speed access framework in Canada, which has been ongoing since March 2023. In the March 2023 consultation document, the CRTC sought comment on a number of issues, including whether wholesale access to fibre-to-the-premises (FTTP) service should be offered on an aggregated basis and whether any further regulation, including retail regulation, is warranted.

In TRP 2024-180, the CRTC ruled that TELUS, Bell, and SaskTel must provide aggregated wholesale access to their FTTP networks, effective February 13, 2025. As a result, all companies, including TELUS, are permitted to obtain wholesale FTTP access effective February 13, 2025, with two notable restrictions. First, incumbent telephone and cable companies will not be able to access the wholesale framework within their traditional wireline serving territories, but may access it outside those territories. Second, any new FTTP deployed by TELUS, Bell or SaskTel after August 13, 2024 will not be eligible for wholesale access until August 13, 2029. On October 25, 2024, the CRTC set out interim rates for the wholesale aggregated FTTP service. The rates will remain in effect until the CRTC completes its cost study analysis and publishes final rates, likely at some point in 2025.

On September 12, 2024, SaskTel brought two court challenges to TRP 2024-180: an application for leave to appeal the decision pursuant to the Telecommunications Act, and an application for judicial review pursuant to the Federal Courts Act. The judicial review is being held in abeyance pending the disposition of the motion for leave to appeal.

In November 2024, multiple parties brought applications to the CRTC to review and vary TRP 2024-180. Among other things, the applications ask the CRTC to prohibit TELUS, Bell and Rogers from accessing wholesale FTTP service pursuant to TRP 2024-180. Bragg Communications Inc., Cogeco Communications Inc., SaskTel, and the Competitive Network Operators of Canada also brought a petition to Cabinet asking them to vary TRP 2024-180 in a similar manner should the CRTC fail to do so. On June 20, 2025, the CRTC dismissed the applications to review and vary TRP 2024-180 (the Review and Vary Decision). On August 6, 2025, Cabinet issued a press release stating that it would not grant the relief sought in the petition.

In July 2025, Bragg Communications Inc. and Cogeco Communications Inc. brought an application to the Federal Court of Appeal for leave to appeal the Review and Vary Decision. Leave to appeal was granted in September 2025. Bragg Communications Inc. and Cogeco Communications Inc. also brought an application in Federal Court for judicial review of Cabinet’s decision not to allow the petition. Both matters remain before the courts.

Further, in September 2025, Rogers Communications Canada Inc., a coalition of Bragg Communications Inc. and Cogeco Communications Inc., and a coalition of TekSavvy Solutions Inc and Competitive Network Operators of Canada brought three separate petitions to Cabinet seeking to overturn the Review and Vary Decision.

Review of mobile wireless services

On April 15, 2021, the CRTC released its decision in the Wireless Regulatory Framework Review. The CRTC determined that TELUS, Bell, Rogers and SaskTel must provide wholesale mobile virtual network operator (MVNO) access to facilities-based regional wireless providers in areas where those providers hold a mobile wireless spectrum licence. TELUS, Bell, Rogers and SaskTel each filed tariffs containing proposed MVNO terms and conditions and the Commission granted final tariff approval in Telecom Order 2023-133. TELUS, Bell, Rogers and SaskTel now have the MVNO service operational and available for use.

We appealed two determinations from the Wireless Regulatory Framework Review decision to the Federal Court of Appeal: (i) the requirement for the national mobile carriers, including us, to offer seamless roaming as an additional condition under which the existing mandated wholesale roaming service must be offered; and (ii) the ruling that sections 43 and 44 of the Telecommunications Act do not provide the CRTC with jurisdiction to adjudicate disputes involving mobile wireless transmission facilities. The appeal was heard in December 2022 and was dismissed on April 13, 2023. The Supreme Court of Canada heard our appeal of the matter in October 2024. On April 25, 2025, the Supreme Court dismissed our appeal, confirming that the sections 43 and 44 of the Telecommunications Act, as currently worded, do not give authority to the CRTC to adjudicate disputes concerning wireless transmission facilities on public lands.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Amendment of the CRTC MVNO mandate to include additional retail market segments

On October 9, 2024, the CRTC issued Telecom Decision CRTC 2024-238, Facilities-based wholesale mobile virtual network operator (MVNO) access tariffs – Expanding the scope to include enterprise and Internet of Things customers. In the decision, the CRTC amended existing regulations to allow regional wireless carriers to use wholesale MVNO access to serve enterprise and IoT customers. The decision does not affect existing wholesale MVNO access agreements and final offer arbitration decisions, which remain in effect. Regional wireless carriers are now permitted to seek to negotiate an amendment to existing agreements or to negotiate separate agreements should they wish to do so, to include enterprise customers and IoT services. Until and unless we sign any such agreements, it is too early to determine the impact of this decision on us. On January 25, 2025, Rogers filed an application to the CRTC seeking to review and vary the CRTC’s decision. A decision on this application is not expected until late 2025 at the earliest.

Amendments to the Telecommunications Act

In June 2024, Parliament passed Bill C-69, the Budget Implementation Act, 2024, No. 1. The Bill makes a number of amendments to the Telecommunications Act, including requirements for providers to offer a self-service option to modify or cancel plans and to provide certain notices in advance of contract expiry. The Bill also prohibits providers from charging activation fees or certain other fees and requires the CRTC to set out details on how providers should comply with these amendments. While the Bill is now law, these provisions will only come into force at a later date, to be fixed by the Governor in Council. In November 2024, the CRTC issued Notices of Consultation CRTC 2024-293, 2024-294, and 2024-295, through which it will create regulatory frameworks to implement these amendments. The CRTC entertained submissions in February and March 2025, with decisions on these issues expected later in 2025 or in 2026.

Parliament also passed Bill C-288, a private member’s bill, which amended the Telecommunications Act to require Canadian carriers to make certain information available in respect of the fixed broadband services that they offer, and obligates the CRTC to hold a public hearing to determine how carriers should comply with these amendments. In December 2024, the CRTC issued Notice of Consultation CRTC 2024-318, through which it will create the regulatory framework to implement these amendments. As required by the amendments, the CRTC held an oral hearing on the matter in June 2025, at which we appeared. A decision is not expected until later in 2025 or in 2026. Until the CRTC issues determinations in these proceedings, it is too early to determine their impact on us.

Review of domestic wholesale roaming rates and rate-setting approach

On October 7, 2024, following an application by various regional mobile wireless providers, the CRTC issued Telecom Decision 2024-233 where it decided to move away from existing tariffed domestic roaming rates. Instead, the Commission mandated parties to set rates using commercial negotiation with recourse to final offer arbitration. The CRTC stated that it will publish certain rate benchmarks on an annual basis, including the weighted average retail revenue per gigabyte of data in Canada. This decision is not expected to be material to us.

On September 18, 2025, the CRTC issued Telecom Decision 2025-245, where it confirmed its preliminary view that each of TELUS and Bell should be required to provide roaming access for their full national footprint areas for regional wireless carriers. This means that TELUS is now required to provide domestic roaming in the geographic areas where Bell is responsible for the radio access network, and vice versa. This decision implements the same requirements for Bell and TELUS that the CRTC mandated in its MVNO regulatory framework. This decision is not expected to be material to us.

Review of international roaming options

On October 7, 2024, the CRTC sent a letter to TELUS, Bell and Rogers stating that it had conducted a review of roaming fees that Canadians pay when travelling internationally. The letter states that the CRTC found that Canadians lack choice when traveling internationally and that roaming rates are too high. The CRTC directed TELUS, Bell and Rogers to report back to the CRTC on November 4, 2024, on the steps they are taking to address the CRTC’s concerns. Accordingly, TELUS, Bell and Rogers, filed their respective reports on November 4, 2024. On March 7, 2025, the CRTC determined that it will not launch a formal proceeding but called on TELUS, Bell and Rogers to ensure that they continue to make progress on reducing roaming fees. The CRTC also required TELUS, Bell and Rogers to file reports in May 2025 and November 2025. Each report has set out a list of new international roaming offerings that have been launched since the CRTC’s October 2024 letter, along with other specified information. On May 5, 2025, we submitted our first international roaming progress report, highlighting new international roaming offers launched since October 2024. We submitted our second progress report on November 5, 2025.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

New draft cybersecurity legislation

On June 18, 2025, the federal government introduced Bill C-8, An Act respecting cyber security, amending the Telecommunications Act and making consequential amendments to other Acts. The legislation is similar to the previous Bill C-26, which did not pass. The legislation would amend the Telecommunications Act to allow the Governor in Council to prohibit telecommunications service providers from using equipment from designated companies in their networks. This will allow the federal government to ban the use of Huawei and ZTE equipment in our network and impose penalties for non-compliance. The former Minister of Innovation, Science and Industry stated that the government intends to use its powers under Bill C-8, if passed, to require the removal of existing Huawei and ZTE 5G equipment. If we are ultimately subject to an order requiring us to remove a significant amount of equipment from our network, the effect could be material. The legislation would also create a new statute, the Critical Cyber Systems Protection Act (CCSPA). The CCSPA would require designated federally regulated corporations to maintain cybersecurity plans, impose reporting requirements and impose penalties for non-compliance. Many of the proposed measures in the CCSPA reflect our existing processes. The effect of CCSPA is unknown at this time as the bill is still in Parliament and many of the material provisions are left to regulation making. Bill C-8 passed Second Reading in Parliament on October 3, 2025 and is expected to be reviewed at the House of Commons Standing Committee on Public Safety and National Security during the fourth quarter of 2025.

CRTC proceedings to examine network resiliency

On September 4, 2025, the CRTC issued Telecom Decision 2025-225 following a consultation. In this decision, the Commission set out its final requirements for telecommunications carriers, including TELUS, to notify the CRTC and various government agencies about network outages on their respective networks. The CRTC has expanded the type of outages that carriers must report to the CRTC in comparison to the interim regime that had been in place since March 8, 2023. The CRTC ordered carriers to implement the new reporting requirements by November 4, 2025. TELUS and other major telecom carriers filed an application to the CRTC on October 7, 2025 asking the Commission to review and vary certain elements of the decision, with a view to reduce the volume of reporting that the decision currently requires. The carriers also asked for a delay in the decision’s implementation timeline. We are not implementing the new requirements until the CRTC renders a decision on the review and vary application.

The CRTC also released two new notices of consultation related to network resiliency on September 4, 2025. In Call for comments – Development of a regulatory policy on measures to improve the resiliency of   telecommunications networks and the reliability of telecommunications services, the CRTC initiated a comprehensive consultation with a view to develop a regulatory policy relating to network reliability and resiliency for telecommunications service providers. The CRTC has posed a variety of questions to telecommunications service providers to find out their respective views on potential regulatory rules. We will participate fully in this proceeding and will file our intervention by December 4, 2025. The proceeding is expected to continue into 2026, with a decision not expected until late 2026, at the earliest.

In Call for comments – Consumer protections in the event of a service outage or disruption, Telecom and Broadcasting Notice of Consultation 2025-227, the Commission is investigating whether it needs to mandate protections for consumers at the time of network or service outages for telecom or television services. These consumer protections measures include what sort of communications customers should receive at a time of outage and what policies should apply to potential refunds for lost services. We will participate fully in this proceeding from both a telecom and broadcast distribution undertaking perspective. The record of this proceeding will close in December 2025 with a decision likely in late 2026.

Implementation of next-generation 9-1-1 service

On June 14, 2021, the CRTC issued Telecom Decision CRTC 2021-199, Establishment of new deadlines for Canada’s transition to next-generation 9-1-1 (NG9-1-1), where the CRTC stipulated revised implementation for NG9-1-1 service in Canada. We are now transiting live NG9-1-1 traffic over our NG9-1-1 network, but full implementation of NG9-1-1 in our NG9-1-1 territory is contingent on interconnections with 9-1-1 call centres and such implementation is dependent upon local government authorities. On February 28, 2025, in response to an application filed by the national associations of Chiefs of Police, Fire Chiefs and Paramedic Chiefs, the CRTC issued a decision to extend the deadline of NG9-1-1 implementation dates, from March 2025 to March 2027. We continue our work to fully implement NG9-1-1.

On February 28, 2025, the CRTC denied a request filed by a group of public safety answering points (PSAPs), the entities that receive 9-1-1 calls and dispatch emergency services, that would have required NG9-1-1 network providers, including us, to make available a NG9-1-1 network testing environment for PSAPs. We had opposed this application.

Development of a network-level blocking framework to limit botnet traffic

On June 13, 2025, following a consultation that commenced in 2022, the CRTC released Development of a framework to limit botnet traffic, Compliance and Enforcement and Telecom Decision CRTC 2025-142 pursuant to which it developed a blocking framework to allow Canadian carriers, including TELUS, to block botnets and other harmful activities within their networks before reaching Canadian devices. Currently, the framework is limited to the use of third-party and in-house blocklists. Carriers have annual CRTC reporting requirements on performance metrics, to be implemented at a future date. The impact of this new framework is not material.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

On June 13, 2025, the Commission also released Call for comments – Proposed modifications to the framework to limit botnet traffic, Compliance and Enforcement and Telecom Notice of Consultation CRTC 2025-143 to gather views on whether the blocking framework should be expanded to include blocking methods other than blocklists. We are participating in this consultation.

Federal privacy sector reform update

The federal government is expected to introduce comprehensive privacy legislation as early as November 2025 to modernize the Personal Information Protection and Electronic Documents Act (PIPEDA). This new bill will draw heavily from Bill C-27, the privacy reform package that was suspended when Parliament was prorogued for the 2025 federal election. The upcoming legislation is anticipated to include the core framework of Bill C-27, reflecting the government’s response to rapidly evolving digital privacy challenges and emerging AI threats that have developed since Bill C-27’s original introduction.

Federal and provincial privacy regulators investigate OpenAI and the X social media platform

On May 25, 2023, the privacy authorities for Canada, British Columbia, Alberta and Quebec announced a joint investigation of OpenAI, the company behind AI-powered chatbot ChatGPT. The wide-ranging investigation will examine whether OpenAI obtained valid and meaningful consent for the collection, use and disclosure of the personal information of individuals using ChatGPT; its obligations with respect to openness and transparency; and whether it collected, used and/or disclosed personal information for purposes that a reasonable person would consider appropriate. The findings of this investigation could materially impact the implementation of AI in Canada.

CRTC review of telecommunications services to the Far North

On January 16, 2025, the CRTC issued Telecommunications in the Far North, Telecom Regulatory Policy 2025-9, following a consultation. Major determinations include the creation of a new subsidy regime for retail Internet customers in the Far North paid via the National Contribution Fund, new quality and reliability requirements cast upon Northwestel Inc. and adjustments to Northwestel’s wholesale connect service. On the same day, the CRTC issued Call for comments – Implementing a retail Internet service subsidy in the Far North, Telecom Notice of Consultation 2025-10, where it is seeking comments on how the retail Internet subsidy regime should be implemented for the Far North. We participated in this proceeding, with a decision not expected until 2026. Until the CRTC issues a decision on that proceeding, it is too early to determine its impact on us.

Proceeding regarding support structure relocation compensation

On January 16, 2023, we filed a proposed revision to our support structure tariff that allows support structure licensees to negotiate relocation terms and compensation directly with the party forcing the relocation, pursuant to the CRTC’s direction in Telecom Decision CRTC 2022-311, Rogers Communications Canada Inc. and Shaw Cablesystems G.P. – Application regarding compensation for transmission line relocation in British Columbia. On June 5, 2024, the CRTC released Telecom Order 2024-122, directing us to file, within 30 days, a proposal to compensate attaching carriers through our Support Structure Tariff. On July 5, 2024, as directed by the CRTC, we filed a tariff application proposing a formula to compensate attaching carriers. If approved, it is expected that the impact will be limited in practice, as it is only applicable when we receive compensation from a public authority requesting a relocation of TELUS-owned poles. We are now awaiting a Commission decision on the tariff application.

Legislation to ban the use of replacement workers during strikes and lockouts

In November 2023, the federal government introduced Bill C-58, which would establish greater limitations on employers in federally regulated industries from using replacement workers during work stoppages related to collective bargaining. Bill C-58 received royal assent in June 2024 and came into force in June 2025. This law may affect how we continue to provide our services during strikes or lockouts, subject to the applicability of exceptions and limitations provided in the law. The effect of the law on us before or during a work stoppage could be material.

Broadcasting and content-related issues

Regulatory plan to modernize Canada’s broadcasting system

Parliament amended the Broadcasting Act in April 2023 to include online streaming services, and as a response, the CRTC has begun to update its regulatory framework through a multi-phase consultation process and has issued its first decisions on this matter. In September 2023, the CRTC determined that the large streaming companies, as well as traditional broadcasting undertakings like TELUS, must register their online services with the CRTC. In March 2024, the CRTC issued a decision requiring online streaming services to pay a portion of the broadcasting fees collected from the industry to cover the CRTC’s operational expenditures. Because the regulations expand the pool of payors, our share of overall contributions have decreased. On June 4, 2024, the CRTC determined that online undertakings that are not affiliated with traditional Canadian broadcasting undertakings (generally the large streaming companies) will be required to contribute 5% of their Canadian revenues to support the domestic broadcasting system. Online streaming services operated by TELUS and other traditional Canadian services are not subject to this requirement. Large foreign streamers are challenging this decision with the Federal Court of Appeal, and a stay of payments has been granted pending the outcome of that appeal.

In November 2024, the CRTC launched a consultation to modernize the definition of Canadian content for television and online programming, and to review the contribution framework that will support the creation of Canadian content. A hearing on the matter was held in May 2025, and the matter remains under reserve.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

In June 2025, the CRTC held an oral hearing as part of its consultation on the market dynamics between small, medium, and large programming, distribution, and online services, and the tools available to ensure the sustainability and growth of Canada’s broadcasting system. Among other things, the CRTC considered the effectiveness of current regulations in light of evolving market dynamics, and in particular, the increasing prevalence of online streaming services. We participated in this consultation and appeared at the oral hearing. We anticipate a decision later in 2025 or in 2026.

10.	Risks and risk management

The principal risks and uncertainties that could affect our future business results and associated risk mitigation activities were described in our 2024 annual MD&A and have not materially changed since December 31, 2024. Reference is made as well to the summary of risks and uncertainties in the Caution regarding forward-looking statements at the beginning of this MD&A.

11.	Definitions and reconciliations

11.1 Non-GAAP and other specified financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. For certain financial metrics, there are definitional differences between TELUS and TELUS Digital Experience reporting. These differences largely arise from TELUS Digital Experience adopting definitions consistent with practice in its industry. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure. Certain of the metrics do not have generally accepted industry definitions.

Adjusted Net income and adjusted basic earnings per share (EPS): These are non-GAAP measures that do not have any standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted Net income excludes the effects of restructuring and other costs, real estate rationalization-related restructuring impairments, income tax-related adjustments, long-term debt prepayment premium, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Section 5.3), and other adjustments (identified in the following tables). Adjusted basic EPS is calculated as adjusted Net income divided by the basic weighted-average number of Common Shares outstanding. These measures are used to evaluate performance at a consolidated level and exclude items that, in management’s view, may obscure underlying trends in business performance or items of an unusual nature that do not reflect our ongoing operations. They should not be considered alternatives to Net income and basic EPS in measuring TELUS’ performance.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Reconciliation of adjusted Net income

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2025	2024	2025	2024
Net income attributable to Common Shares	493	280	821	635
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs	93	79	290	409
Tax effect of restructuring and other costs	(25)	(22)	(74)	(98)
Real estate rationalization-related restructuring impairments (recoveries)	(4)	3	—	102
Tax effect of real estate rationalization-related restructuring impairments (recoveries)	1	(1)	—	(27)
Income tax-related adjustments	(11)	(20)	(32)	(22)
Gain on purchase of long-term debt	(222)	—	(222)	—
Tax effect of gain on purchase of long-term debt	25	—	25	—
Long-term debt prepayment premium	27	—	27	—
Tax effect of long-term debt prepayment premium	(7)	—	(7)	—
Impairment of goodwill	—	—	285	—
Tax effect of impairment of goodwill	—	—	(13)	—
Unrealized changes in virtual power purchase agreements forward element[1]	—	125	—	228
Tax effect of unrealized changes in virtual power purchase agreements forward element[1]	—	(31)	—	(58)
Adjusted Net income	370	413	1,100	1,169

1	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

Reconciliation of adjusted basic EPS

	Three-month periods ended September 30		Nine-month periods ended September 30
($)	2025	2024	2025	2024
Basic EPS	0.32	0.19	0.54	0.43
Add (deduct) amounts net of amount attributable to non-controlling interests:
Restructuring and other costs, per share	0.07	0.05	0.19	0.27
Tax effect of restructuring and other costs, per share	(0.02)	(0.01)	(0.05)	(0.06)
Real estate rationalization-related restructuring impairments (recoveries), per share	—	—	—	0.07
Tax effect of real estate rationalization-related restructuring impairments (recoveries), per share	—	—	—	(0.02)
Income tax-related adjustments, per share	(0.01)	(0.01)	(0.02)	(0.01)
Gain on purchase of long-term debt, per share	(0.15)	—	(0.15)	—
Tax effect of gain on purchase of long-term debt, per share	0.02	—	0.02	—
Long-term debt prepayment premium, per share	0.02	—	0.02	—
Tax effect of long-term debt prepayment premium, per share	(0.01)	—	(0.01)	—
Impairment of goodwill, per share	—	—	0.19	—
Tax effect of impairment of goodwill, per share	—	—	(0.01)	—
Unrealized changes in virtual power purchase agreements forward element, per share[1]	—	0.08	—	0.15
Tax effect of unrealized changes in virtual power purchase agreements forward element, per share[1]	—	(0.02)	—	(0.04)
Adjusted basic EPS	0.24	0.28	0.72	0.79

1	Effective for the first quarter of 2025, arising from a prospective change in accounting policy which applies hedge accounting (see Note 2(a) of the interim consolidated financial statements), unrealized fair value adjustments which were previously included within Financing costs are now included within Other comprehensive income.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Available liquidity: This is a non-GAAP measure that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. Available liquidity is calculated as the sum of Cash and temporary investments, net, amounts available from the revolving credit facility, and amounts available under our trade receivables and unbilled customer finance receivables securitization program, measured at the end of the period. We believe this to be a useful measure because it allows us to monitor compliance with our financial objectives. It should not be considered as an alternative to Cash and temporary investments, net, in measuring TELUS’ performance.

Available liquidity reconciliation

As at September 30 ($ millions)	2025	2024
Cash and temporary investments, net	1,827	814
Net amounts available from the TELUS Corporation revolving credit facility	1,710	1,687
Amounts available under trade receivables and unbilled customer finance receivables securitization program	680	679
Available liquidity	4,217	3,180

Capital expenditure intensity: This measure is calculated as capital expenditures excluding real estate development divided by Operating revenues and other income. It provides a basis for comparing the level of capital expenditures to those of other companies of varying size within the same industry.

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except ratio)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Capital expenditures excluding real estate development	534	569	56	53	42	30	(16)	(12)	616	640
Denominator – Operating revenues and other income	3,877	3,986	528	442	957	897	(256)	(226)	5,106	5,099
Capital expenditure intensity (%)	14	14	11	12	4	3	n/m	n/m	12	13

Calculation of Capital expenditure intensity

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except ratio)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Capital expenditures excluding real estate development	1,611	1,808	159	147	126	96	(44)	(32)	1,852	2,019
Denominator – Operating revenues and other income	11,608	11,606	1,520	1,312	2,885	2,757	(768)	(670)	15,245	15,005
Capital expenditure intensity (%)	14	16	10	11	4	3	n/m	n/m	12	13

TELUS Corporation Common Share dividend payout ratio: This is a historical measure calculated as the sum of the most recent four quarterly dividends declared, as recorded in the financial statements, net of dividend reinvestment plan effects, divided by the sum of free cash flow amounts for the most recent four quarters for interim reporting periods. For fiscal years, the denominator is annual free cash flow. Our objective range for the annual TELUS Corporation Common Share dividend payout ratio is on a prospective basis, rather than on a trailing basis. (See Section 4.3 Liquidity and capital resources and Section 7.5 Liquidity and capital resource measures.)

Calculation of ratio of Common Share dividends declared to cash provided by operating activities less capital expenditures

Determined using most comparable IFRS Accounting Standards measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2025	2024
Numerator – Sum of the most recent four quarterly dividends declared	2,488	2,259
Cash provided by operating activities	4,813	5,084
Less:
Capital expenditures	(2,468)	(2,617)
Denominator – Cash provided by operating activities less capital expenditures	2,345	2,467
Ratio (%)	106	92

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Calculation of Common Share dividend payout ratio, net of dividend reinvestment plan effects

Determined using management measures

For the 12-month periods ended September 30 ($ millions, except ratio)	2025	2024
Sum of the most recent four quarterly dividends declared	2,488	2,259
Sum of the amounts of the most recent four quarterly dividends declared reinvested in Common Shares	(860)	(697)
Numerator – Sum of the most recent four quarterly dividends declared, net of dividend reinvestment plan effects	1,628	1,562
Denominator – Free cash flow	2,168	2,043
Ratio (%)	75	76

Earnings coverage: This measure is defined in the Canadian Securities Administrators’ National Instrument 41-101 and related instruments, and is calculated as follows:

Calculation of Earnings coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2025	2024
Net income attributable to Common Shares	1,179	923
Income taxes (attributable to Common Shares)	435	236
Borrowing costs (attributable to Common Shares)[1]	1,404	1,289
Numerator	3,018	2,448
Denominator – Borrowing costs	1,404	1,289
Ratio (times)	2.1	1.9

1	Interest on Long-term debt (including dividend obligations on preferred shares that are required to be accounted for as financial liabilities) plus Interest on short-term borrowings and other plus long-term debt prepayment premium, adding capitalized interest and deducting borrowing costs attributable to non-controlling interests.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered as an alternative to Net income in measuring TELUS’ performance, nor should it be used as a measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues and other income less the total of Goods and services purchased expense and Employee benefits expense.

We calculate EBITDA – excluding restructuring and other costs, as it is a component of the EBITDA – excluding restructuring and other costs interest coverage ratio and the Net debt to EBITDA – excluding restructuring and other costs ratio.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a long-term valuation metric or should not be included in an assessment of our ability to service or incur debt.

EBIT (earnings (loss) before interest and income taxes) is calculated for our reportable segments because we believe it is a meaningful indicator of our operating performance, as it represents our earnings (loss) from operations before costs of capital structure and income taxes.

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Net income									431	257
Financing costs									154	479
Income taxes									157	52
EBIT	872	838	(47)	(38)	(64)	—	(19)	(12)	742	788
Depreciation	529	537	21	14	71	46	—	—	621	597
Amortization of intangible assets	224	220	105	88	61	63	—	—	390	371
EBITDA	1,625	1,595	79	64	68	109	(19)	(12)	1,753	1,756
Add restructuring and other costs included in EBITDA	60	55	12	9	37	22	—	—	109	86
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	1,685	1,650	91	73	105	131	(19)	(12)	1,862	1,842
Combined TTech and TELUS Health Adjusted EBITDA			1,776	1,723

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

EBITDA and Adjusted EBITDA reconciliations

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Net income									487	618
Financing costs									871	1,255
Income taxes									311	172
EBIT	2,449	2,119	(113)	(187)	(620)	147	(47)	(34)	1,669	2,045
Depreciation	1,593	1,687	44	67	177	141	—	—	1,814	1,895
Amortization of intangible assets	702	678	299	268	192	184	—	—	1,193	1,130
Impairment of goodwill	—	—	—	—	500	—	—	—	500	—
EBITDA	4,744	4,484	230	148	249	472	(47)	(34)	5,176	5,070
Add restructuring and other costs included in EBITDA	194	327	28	54	117	44	—	—	339	425
EBITDA – excluding restructuring and other costs and Adjusted EBITDA	4,938	4,811	258	202	366	516	(47)	(34)	5,515	5,495
Combined TTech and TELUS Health Adjusted EBITDA			5,196	5,013

Adjusted EBITDA less capital expenditures is calculated for our reportable segments, as it represents a performance measure that may be more comparable to similar measures presented by other issuers.

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	1,685	1,650	91	73	105	131	(19)	(12)	1,862	1,842
Capital expenditures	(570)	(597)	(56)	(53)	(42)	(30)	16	12	(652)	(668)
Adjusted EBITDA less capital expenditures	1,115	1,053	35	20	63	101	(3)	—	1,210	1,174

Adjusted EBITDA less capital expenditures reconciliation

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024	2025	2024
Adjusted EBITDA	4,938	4,811	258	202	366	516	(47)	(34)	5,515	5,495
Capital expenditures	(1,676)	(1,873)	(159)	(147)	(126)	(96)	44	32	(1,917)	(2,084)
Adjusted EBITDA less capital expenditures	3,262	2,938	99	55	240	420	(3)	(2)	3,598	3,411

We calculate EBITDA margin and Adjusted EBITDA margin to evaluate the performance of our operating segments and we believe these measures are also used by investors as indicators of a company’s operating performance. We calculate EBITDA margin as EBITDA divided by Operating revenues and other income. Adjusted EBITDA margin is a non-GAAP ratio that does not have any standardized meaning prescribed by IFRS Accounting Standards and is therefore unlikely to be comparable to similar measures presented by other issuers. We calculate Adjusted EBITDA margin as Adjusted EBITDA divided by adjusted Operating revenues and other income.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – EBITDA	1,625	1,595	79	64	68	109	(19)	(12)	1,753	1,756
Denominator – Operating revenues and other income	3,877	3,986	528	442	957	897	(256)	(226)	5,106	5,099
EBITDA margin (%)	41.9	39.9	14.9	14.5	7.1	12.1	n/m	n/m	34.3	34.4

Calculation of EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – EBITDA	4,744	4,484	230	148	249	472	(47)	(34)	5,176	5,070
Denominator – Operating revenues and other income	11,608	11,606	1,520	1,312	2,885	2,757	(768)	(670)	15,245	15,005
EBITDA margin (%)	40.9	38.6	15.1	11.3	8.7	17.1	n/m	n/m	34.0	33.8

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Three-month periods ended September 30 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Adjusted EBITDA	1,685	1,650	91	73	105	131	(19)	(12)	1,862	1,842
Denominator – Operating revenues and other income	3,877	3,986	528	442	957	897	(256)	(226)	5,106	5,099
Adjusted EBITDA margin (%)	43.4	41.3	17.1	16.5	11.1	14.5	n/m	n/m	36.5	36.1

Calculation of Adjusted EBITDA margin

	TTech		TELUS Health		TELUS Digital		Eliminations		Total
Nine-month periods ended September 30 ($ millions, except margin)	2025	2024 (restated)	2025	2024	2025	2024	2025	2024 (restated)	2025	2024
Numerator – Adjusted EBITDA	4,938	4,811	258	202	366	516	(47)	(34)	5,515	5,495
Denominator – Operating revenues and other income	11,608	11,606	1,520	1,312	2,885	2,757	(768)	(670)	15,245	15,005
Adjusted EBITDA margin (%)	42.5	41.4	16.9	15.4	12.7	18.7	n/m	n/m	36.2	36.6

EBITDA – excluding restructuring and other costs interest coverage: This measure is defined as EBITDA – excluding restructuring and other costs, divided by net interest cost, calculated on a 12-month trailing basis. It is similar to the coverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of EBITDA – excluding restructuring and other costs interest coverage

For the 12-month periods ended September 30 ($ millions, except ratio)	2025	2024
Numerator – EBITDA – excluding restructuring and other costs	7,353	7,342
Denominator – Net interest cost	1,418	1,370
Ratio (times)	5.2	5.4

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Free cash flow: We report this measure as a supplementary indicator of our operating performance, and there is no generally accepted industry definition of free cash flow. It should not be considered as an alternative to the measures in the condensed interim consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as reported in the condensed interim consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. We exclude impacts of accounting standards that do not impact cash, such as IFRS 15 and IFRS 16. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Free cash flow calculation

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2025	2024	2025	2024
EBITDA	1,753	1,756	5,176	5,070
Restructuring and other costs, net of disbursements	18	21	10	5
Effects of contract asset, acquisition and fulfilment (IFRS 15 impact) and TELUS Easy Payment mobile device financing	35	(22)	130	29
Effects of lease principal (IFRS 16 impact)	(137)	(171)	(506)	(503)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net of employee share purchase plan cash outflows	43	51	127	123
Net employee defined benefit plans expense	16	16	45	50
Employer contributions to employee defined benefit plans	(6)	(2)	(16)	(16)
Loss from equity accounted investments	1	3	(1)	13
Interest paid (excluding discretionary cash payment of dividends accounted for as interest)	(399)	(362)	(1,078)	(1,011)
Interest received	16	9	38	30
Capital expenditures[1]	(652)	(668)	(1,917)	(2,084)
Free cash flow before income taxes	688	631	2,008	1,706
Income taxes paid, net of refunds	(77)	(63)	(374)	(258)
Free cash flow	611	568	1,634	1,448

1	Refer to Note 31 of the interim consolidated financial statements for further information.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

The following reconciles our definition of free cash flow with Cash provided by operating activities.

Free cash flow reconciliation with Cash provided by operating activities

	Three-month periods ended September 30		Nine-month periods ended September 30
($ millions)	2025	2024	2025	2024
Free cash flow	611	568	1,634	1,448
Add (deduct):
Capital expenditures[1]	652	668	1,917	2,084
Effect of lease principal	137	171	506	503
Net change in non-cash operating working capital not included in preceding line items and other individually immaterial items included in Net income neither providing nor using cash	93	25	(321)	(265)
Cash provided by operating activities	1,493	1,432	3,736	3,770

1	Refer to Note 31 of the interim consolidated financial statements for further information.

Mobile phone average revenue per subscriber per month (ARPU) is calculated as network revenue derived from monthly service plan, roaming and usage charges; divided by the average number of mobile phone subscribers on the network during the period, and is expressed as a rate per month.

Net debt: We believe that net debt is a useful measure because it represents the amount of Short-term borrowings and long-term debt obligations that are not covered by available Cash and temporary investments. The nearest IFRS Accounting Standards measure to net debt is Long-term debt, including Current maturities of Long-term debt. Net debt is a component of the Net debt to EBITDA – excluding restructuring and other costs ratio.

Net debt to EBITDA – excluding restructuring and other costs: This measure is defined as net debt at the end of the period divided by 12-month trailing EBITDA – excluding restructuring and other costs. (See discussion in Section 7.5 Liquidity and capital resource measures.) This measure is similar to the leverage ratio covenant in our credit facilities, as described in Section 7.6 Credit facilities.

Calculation of Net debt to EBITDA – excluding restructuring and other costs

For the 12-month periods ended September 30 ($ millions, except ratio)	2025	2024
Numerator – Net debt	25,663	28,109
Denominator – EBITDA – excluding restructuring and other costs	7,353	7,342
Ratio (times)	3.5	3.8

Net interest cost: This measure is the denominator in the calculation of EBITDA – excluding restructuring and other costs interest coverage. Net interest cost is defined as financing costs, excluding capitalized long-term debt interest, employee defined benefit plans net interest, unrealized changes in virtual power purchase agreements forward element when accounted for as held for trading (see Section 5.3), and recoveries on redemption and repayment of debt, calculated on a 12-month trailing basis. Expenses recorded for the long-term debt prepayment premium, if any, are included in net interest cost.

Calculation of net interest cost

For the 12-month periods ended September 30 ($ millions)	2025	2024
Financing costs	1,192	1,533
Add (deduct):
Employee defined benefit plans net interest	(11)	(9)
Interest on long-term debt, excluding lease liabilities and other – capitalized	18	15
Gain on purchase of long-term debt	222	—
Unrealized changes in virtual power purchase agreements forward element	(3)	(169)
Net interest cost	1,418	1,370

11.2 Operating indicators

The following measures are industry metrics that are useful in assessing the operating performance of a mobile and fixed telecommunications entity, but do not have a standardized meaning under IFRS Accounting Standards.

Churn is calculated as the number of subscribers deactivated during a given period divided by the average number of subscribers on the network during the period, and is expressed as a rate per month. Mobile phone churn refers to the aggregate average of both prepaid and postpaid mobile phone churn. A TELUS, Koodo® or Public Mobile® brand prepaid mobile phone subscriber is deactivated when the subscriber has no usage for 90 days following expiry of the prepaid credits.

Connected device subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. tablets, internet keys, Internet of Things, wearables and connected cars) that is supported by TELUS and is intended for limited or no cellular voice capability.

TELUS Corporation – Management’s discussion and analysis – 2025 Q3

Mobile phone subscriber means a subscriber on an active TELUS service plan with a recurring revenue-generating portable unit (e.g. feature phones and smartphones) where TELUS provides voice, text and/or data connectivity.

Internet subscriber means a subscriber on an active TELUS internet plan with a recurring revenue-generating unit where TELUS provides internet connectivity.

Residential voice subscriber means a subscriber on an active TELUS phone plan with a recurring revenue-generating unit where TELUS provides voice service.

Security and automation subscriber means a subscriber on an active TELUS plan with a recurring revenue-generating unit that is connected to the TELUS security and automation platform.

TV subscriber means a subscriber on an active TELUS TV plan with a recurring revenue-generating subscription for video services from a TELUS TV platform.

Healthcare lives covered means the number of users (primary members and their dependents) enrolled in various health programs supported by TELUS Health services (e.g. virtual care, health benefits management, preventative care, personal health security, and employee and family assistance programs). This count includes clients who utilize TELUS Health services either directly or indirectly. It is probable that some members and their dependents will be a user of multiple TELUS Health services.

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